EXECUTION VERSION

PURCHASE AND SALE AGREEMENT
by and between
PPL Montana, LLC
and
NorthWestern Corporation
Dated as of September 26, 2013

TABLE OF CONTENTS

i

Appendices

Appendix A	Defined Terms

Exhibits

Exhibit A	Seller Guaranty
Exhibit B	Deeds
Exhibit C	Bill of Sale and Assignment Agreement
Exhibit D	FIRPTA Certificate
Exhibit E	[Reserved]
Exhibit F-1	Seller Officer's Certificate
Exhibit F-2	Seller Secretary's Certificate
Exhibit G-1	Buyer Officer's Certificate
Exhibit G-2	Buyer Secretary's Certificate
Exhibit H	Post-Closing Confidentiality Agreement
Exhibit I	Termination and Release Agreement
Exhibit J	WECC Registration Letter
Exhibit K	Sale-Leaseback Termination Letter Agreements

Schedules

Schedule 1.1(a)	Budgeted Capital Expenditures
Schedule 1.1(b)	FERC Approvals
Schedule 1.1(c)	Kerr Conveyance
Schedule 1.1(d)	MPSC Approvals
Schedule 1.1(e)	Permitted Liens
Schedule 1.1(f)	PPA Termination Adjustment
Schedule 1.1(g)	Retained Environmental Liabilities
Schedule 2(a)	Seller's Knowledge
Schedule 2(b)	Buyer's Knowledge
Schedule 2.1(a)(ii)	Equipment and Materials
Schedule 2.1(a)(iv)	Permit Applications
Schedule 2.1(a)(v)	Assigned Contracts
Schedule 2.1(a)(vii)	Assigned Intellectual Property
Schedule 2.1(a)(viii)	Vehicles and Rolling Stock
Schedule 2.4	Acquired Assets Proration
Schedule 3.3	Seller's Third Party Consents
Schedule 3.4	Seller's Governmental Consents
Schedule 3.5	Seller's Absence of Certain Changes or Events
Schedule 3.6(a)	Seller's Legal Proceedings - Claims
Schedule 3.6(b)	Seller's Legal Proceedings - Orders
Schedule 3.7(b)	Seller's Compliance with Laws
Schedule 3.7(c)(i)	Seller's Material Permits
Schedule 3.7(c)(ii)	Seller's Permit Matters
Schedule 3.8(b)	Seller's Sufficiency of Acquired Assets
Schedule 3.8(d)	Seller's Warranty Matters

v

Schedule 3.9(a)	Seller's Material Contracts
Schedule 3.9(d)	Seller's Material Contract Defaults
Schedule 3.9(e)	Seller's Affiliate Services
Schedule 3.9(f)	Seller's Exceptions to Lease Participation Agreements
Schedule 3.10(a)(i)	Seller's Owned Real Property
Schedule 3.10(a)(ii)	Seller's Owned Real Property Exceptions
Schedule 3.10(b)(i)	Seller's Leased Real Property
Schedule 3.10(b)(ii)	Seller's Leased Real Property Exceptions
Schedule 3.10(d)	Seller's Sufficiency of Real Estate
Schedule 3.10(e)	Seller's Absence of Condemnation Proceedings
Schedule 3.11(a)	Seller's Employee Benefit Plans
Schedule 3.11(g)	Severance and Acceleration of Benefit Plans
Schedule 3.11(i)	Death or Medical Benefits
Schedule 3.12(a)	Scheduled Employees
Schedule 3.12(b)	Seller's Collective Bargaining Agreements, Strikes, Lockouts and Employment Investigations
Schedule 3.13(a)(i)	Seller's Compliance with Environmental Law and Permits
Schedule 3.13(a)(ii)	Seller's Environmental Permits
Schedule 3.13(b)	Seller's Other Environmental Matters
Schedule 3.14(a)	Seller's Insurance Policies
Schedule 3.14(b)	Seller's Insurance Claims
Schedule 3.14(c)	Seller's Insurance Matters
Schedule 3.16	Seller's Intellectual Property
Schedule 3.17	Seller's Support Obligations
Schedule 4.3	Buyer's Consents
Schedule 4.5	Buyer's Legal Proceedings
Schedule 5.2(a)	Conduct of Business Pending the Closing (Acquired Assets)
Schedule 5.2(b)	Conduct of Business Pending the Closing (Assigned Contracts and Support Obligations)
Schedule 5.4	Assigned Contracts Consents
Schedule 5.12(a)	Terminated Contracts
Schedule 5.12(b)	Transition Services
Schedule 5.14(e)	Severance Programs
Schedule 5.15(d)	Section 1603 Grant
Schedule 5.17	Monthly Operating Reports

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated as of September 26, 2013 and is by and between PPL Montana, LLC, a Delaware limited liability company (“Seller”) and NorthWestern Corporation, a corporation organized under the Laws of the state of Delaware (“Buyer”).
RECITALS
WHEREAS, Seller owns each of the following hydroelectric generating facilities, and certain facilities and other assets associated therewith and ancillary thereto: (i) Hebgen Lake storage reservoir (the “Hebgen Reservoir”); (ii) Madison Dam hydroelectric generating facility (“Madison Plant”); (iii) Hauser Dam hydroelectric generating facility (“Hauser Plant”); (iv) Holter Dam hydroelectric generating facility (“Holter Plant”); (v) Black Eagle Dam hydroelectric generating facility (“Black Eagle Plant”); (vi) Rainbow Dam hydroelectric generating facility (“Rainbow Plant”); (vii) Cochrane Dam hydroelectric generating facility (“Cochrane Plant”); (viii) Ryan Dam hydroelectric generating facility (“Ryan Plant”); (ix) Morony Dam hydroelectric generating facility (“Morony Plant” and together with the Hebgen Reservoir, the Madison Plant, the Hauser Plant, the Holter Plant, the Black Eagle Plant, the Rainbow Plant, the Cochrane Plant and the Ryan Plant, collectively the, “Missouri-Madison Project” ); (x) Kerr Dam hydroelectric generating facility (the “Kerr Plant”); (xi) Thompson Falls Dam hydroelectric generating facility (the “Thompson Falls Plant”); and (xii) Mystic Dam hydroelectric generating facility (the “Mystic Plant” and together with the Missouri-Madison Project, the Kerr Plant and the Thompson Falls Plant, collectively, the “Facilities”);
WHEREAS, in accordance with this Agreement, Buyer desires to purchase and assume, and Seller desires to sell and assign (or cause to be assigned) to Buyer the Facilities and the other Acquired Assets (along with the Assumed Liabilities) upon the Closing; and
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Guarantor, which indirectly owns 100% of the equity interests of Seller, has entered into the Guaranty, a copy of which is attached hereto as Exhibit A, pursuant to which the Guarantor guarantees all obligations of Seller under this Agreement.
NOW THEREFORE, in consideration of the premises and agreements in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1. Definitions. Capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A hereto.

ARTICLE II
PURCHASE AND SALE
SECTION 2.1. Purchase and Sale of the Acquired Assets and Purchase Price.
(a)    Seller agrees to (or, in the case of the Assigned Transmission Contract, to cause PPL EnergyPlus, LLC (“PPL EPlus”) to) sell, assign and transfer to Buyer and Buyer agrees to purchase from Seller (or, in the case of the Assigned Transmission Contract, from PPL EPlus) at Closing, subject to and upon the terms and conditions contained herein, each Facility and all of the following properties and assets used, or held for use, in the operation or maintenance of any of the Facilities (together with the Facilities, collectively, the “Acquired Assets”) free and clear of any Liens other than Permitted Liens:
(i)    all parcels of real property, including any easements, license and all other real estate rights comprising or otherwise used for, the Facilities or other Acquired Assets which are described on Schedule 3.10(a)(i), and all appurtenances thereto, together with all buildings, fixtures, component parts, other constructions and other improvements thereon and thereto, including all construction work in progress (collectively, the “Owned Real Property”);
(ii)    the machinery, equipment, materials, supplies, spare parts, fixed assets, furniture, inventory, vehicles and other tangible and intangible personal property (A) owned or held by Seller which are located at the Facilities (including the personal property listed on Part A of Schedule 2.1(a)(ii)) and, in the case of intangible personal property (other than Intellectual Property), otherwise used for the Facilities or the other Acquired Assets, including any Prepayments, all Material Warranties and, to the extent assignable, all other applicable warranties against manufacturers or vendors and (B) the tangible personal property in transit to the Facilities or otherwise not located at the Facilities, which is listed on Part B of Schedule 2.1(a)(ii);
(iii)    all Permits owned or held by Seller related to any Facility or the Acquired Assets or otherwise owned or held by Seller for use in connection with the operation of any Facility or the Acquired Assets, including (A) the Permits listed on Schedule 3.7(c)(i) and Schedule 3.13(a)(ii), and (B) all water rights owned or held by Seller related to any Facility or the Acquired Assets or otherwise used or held for use in connection with the operation of any Facility or the Acquired Assets (the “Water Rights”), however evidenced, including those listed in Schedule 3.7(c)(i) (collectively, such Permits and Water Rights, the “Transferred Permits”); provided, that Seller shall, during the Interim Period, amend such Schedules to account for applicable changes regarding Permits, to the extent such changes are not in violation of any applicable covenants in Section 5.2;
(iv)    all applications for Permits listed on Schedule 2.1(a)(iv) existing or, to the extent permitted by this Agreement, filed on or before the Closing Date related to any of the Facilities or the Acquired Assets, including any acknowledgment of Buyer as successor to Seller thereunder (“Permit Applications”); provided, that Seller shall, during the Interim Period, amend such Schedule to account for applicable changes regarding Permit

Applications, to the extent such changes are not in violation of any applicable covenants in Section 5.2;
(v)    all of the right, title and interest of Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) in and to Contracts relating to the ownership, operation, maintenance or use of any of the Facilities or the Acquired Assets, including any Material Contracts, in each case listed on Schedule 2.1(a)(v) (the “Assigned Contracts”); provided, that Seller shall, during the Interim Period, amend such Schedule to account for additional Contracts entered into during the Interim Period that relate to the ownership, operation, maintenance or use of any of the Facilities or the Acquired Assets and are not in violation of any applicable covenants in Section 5.2;
(vi)    subject to the right of Seller to the extent set forth herein to retain copies for its use, all Books and Records; provided that any Books and Records (or copies thereof) retained by Seller pursuant to this Agreement shall be subject to the confidentiality provisions at Section 5.5;
(vii)    all of the right, title and interest of Seller in and to the Intellectual Property that is part of, or used for, the Facilities or the Acquired Assets listed on Schedule 2.1(a)(vii), and any replacement thereof (the “Assigned Intellectual Property”); provided, that the Seller may, during the Interim Period, amend such Schedule to account for applicable changes arising during the Interim Period, to the extent such changes are not in violation of any applicable covenants in Section 5.2; and
(viii)    all vehicles and other rolling stock listed on Schedule 2.1(a)(viii), and any vehicles or other rolling stock in replacement thereof.
Notwithstanding the foregoing, the Acquired Assets shall in no event include any of the Excluded Assets specified in Section 2.1(b)(i)-(xiii) below.

(b)    The “Excluded Assets” shall include all assets of Seller, other than the Acquired Assets, including the following:
(i)    except for Prepayments, any cash, cash equivalents, certificates of deposit, bank deposits, commercial paper, securities, rights to payment, accounts receivable, credits, offsets, in-kind or exchange arrangements, and any similar rights arising from or relating to the ownership or operation of the Acquired Assets with respect to any period of time prior to the Closing (excluding any rights relating to breach of Assigned Contracts or the assertion of any warranty claims under Assigned Contracts, which rights are addressed in clause (iv) below);
(ii)    all claims, causes of action, rights of recovery, rights of set-off, rights to refunds and similar rights of any kind in favor of Seller arising from or relating to the ownership or operation of the Acquired Assets that (A) pertain to an Excluded Liability or (B) are related to “Excluded Assets” of the type described in clause (iv) below;

(iii)    any rights of Seller or any of its Affiliates in the name “PPL”, any other trade names, trademarks, service marks, corporate symbols or logos or any other Intellectual Property other than Assigned Intellectual Property;
(iv)    any refund, credit, payment, adjustment or reconciliation (A) related to real property Taxes, personal property Taxes or other Taxes paid prior to the Closing in respect of the Acquired Assets (including any refund, credit, payment, adjustment or reconciliation relating to such Taxes attributable to any period of time prior to the Closing that are received after the Closing), except to the extent the amount of any such Taxes gave rise to an increase in the Purchase Price pursuant to Section 2.4, whether such refund, adjustment or reconciliation is received as a payment or as a credit against future Taxes payable or (B) arising under the Assigned Contracts (including payments in respect of warranty claims and claims for breach thereunder), the Permit Applications or Transferred Permits and relating to any period or portion thereof before the Closing Date; provided that payments in respect of warranty claims and claims for breach under Assigned Contracts shall only constitute “Excluded Assets” to the extent asserted by Seller or its Affiliates prior to the Closing Date and, if payments in respect of such claims are on account of damage or defects to the Acquired Assets, only to the extent such damage or defects have been repaired by or on behalf of Seller and its Affiliates prior to the Closing Date;
(v)    the rights under any Contracts of Seller or its Affiliates other than the Assigned Contracts;
(vi)    the rights under any Permits of Seller or its Affiliates other than the Transferred Permits or the Permit Applications;
(vii)    (A) duplicate copies of all Books and Records transferred to Buyer pursuant to this Agreement or (B) any other records of Seller or its Affiliates other than the Books and Records; provided that any Books and Records (or copies thereof) retained by Seller pursuant to this Agreement shall be subject to the confidentiality provisions at Section 5.5;
(viii)    any assets disposed of by Seller after the date of this Agreement to the extent such dispositions are not in violation of any applicable covenants in Section 5.2;
(ix)    all of the issued and outstanding membership interests of PPL Colstrip I, LLC and PPL Colstrip II, LLC;
(x)    any right or interest of Seller or its Affiliates to, or under, and any funds and property held in trust or any other funding vehicle pursuant to, any Benefit Plan;
(xi)    any rights and assets to the extent associated with the ownership, operation and maintenance of the electric generation facilities of Seller other than the Facilities (the “Thermal Assets”);
(xii)    all right, title and interest of Seller in owned or leased real property at Seller's offices in Billings, Butte and Helena, Montana; and
(xiii)    the rights of Seller under this Agreement.

(c)    On the terms and subject to the conditions set forth herein, from and after the Closing, Buyer will assume and satisfy or perform all of the following Liabilities, excluding, in all cases, the Excluded Liabilities (the “Assumed Liabilities”):
(i)    all Liabilities of Seller or its Affiliates under the Assigned Contracts and Assigned Intellectual Property arising after the Closing Date;
(ii)    all Liabilities associated with the Transferred Permits arising after the Closing Date;
(iii)    all Liabilities associated with the Transferred Employees arising after the Closing Date;
(iv)    any Liability for real property taxes and other Taxes attributable to the Acquired Assets to the extent allocated to taxable periods or portions thereof beginning after the Closing Date pursuant to the proration provided for in Section 2.4;
(v)    all Environmental Liabilities of or relating to the ownership, operation or maintenance of the Acquired Assets, whether arising before, on or after the Closing Date; provided, that any Liability arising out of or relating to the matters described at items 2 or 3 on Schedule 3.13(b) shall not constitute Assumed Liabilities under this Agreement; and
(vi)    the Assumed Claims Liabilities.

Subject to the other terms and conditions of this Agreement, Buyer, for itself and each of its Affiliates, hereby irrevocably and unconditionally waives and releases Seller and each of its Affiliates from all Assumed Liabilities. Notwithstanding anything to the contrary herein, nothing in this Section 2.1(c) shall limit or reduce any Indemnified Buyer Entity's rights to indemnification from Seller, or Seller's obligations to indemnify the Indemnified Buyer Entities, pursuant to Sections 5.16(b), 5.18(a) and 7.2(a).
(d)    Neither Buyer nor its designees shall assume, satisfy or be responsible for the performance of any of the following Liabilities (the “Excluded Liabilities”), all of which shall remain the sole responsibility of Seller and/or its Affiliates and Seller shall satisfy or perform, or caused to be satisfied or performed, all such Liabilities:
(i)    any obligations to make payments, accounts payable, Liabilities of Seller or its Affiliates in respect of refunds, credits, offsets, in-kind or exchange arrangements, income, sales, payroll or other tax Liabilities, and any similar Liability of Seller or its Affiliates arising from or relating to the ownership or operation of the Acquired Assets with respect to any period of time prior to the Closing;
(ii)    any Liabilities of Seller in respect of any Excluded Assets, including in respect of the Thermal Assets or any Contract other than Assigned Contracts;
(iii)    any Liabilities for real property and other Taxes attributable to the Acquired Assets to the extent allocated to taxable periods or portions thereof ending on or before the Closing Date pursuant to the proration provided for in Section 2.4;

(iv)    any Liabilities arising out of or related to a breach or default by Seller or its Affiliates under an Assigned Contract, prior to the Closing;
(v)    except as expressly provided under Section 5.14, any liability or obligation of Seller or any of its Affiliates: (A) under applicable Laws relating to (I) any employee, agent, contractor (including any subcontractor of any tier), or other representative of Seller or such Affiliate (or any former employee, agent, contractor (including any subcontractor of any tier), or other representative of Seller or such Affiliate), including wages, salary or other compensation and withholding and payment of any Taxes, or (II) any spouse, children or other dependents or beneficiaries of any such Person or successor in interest to such Person, each of clause (I) and (II), to the extent allocable to incidents, events, actions, omissions, exposures or circumstances existing or occurring on or at any time prior to the Closing, or (B) pursuant to any Benefit Plan or any other employee benefit plan, program, agreement or arrangement established or maintained by Seller or any ERISA Affiliate;
(vi)    the Retained Environmental Liabilities;
(vii)    the Excluded Claims Liabilities; and
(viii)    any Objectionable Title and Survey Matter, to the extent (A) Seller makes an election with respect thereto in accordance with clause (ii) of Section 5.16(b) or (B) Seller is obligated to remove or rectify such matter pursuant to clause (B) of Section 5.16(b).
Subject to the other terms and conditions of this Agreement, Seller, for itself and each of its Affiliates, hereby irrevocably and unconditionally waives and releases Buyer and each of its Affiliates from all Excluded Liabilities.
(e)    The aggregate purchase price (the “Purchase Price”) for the Acquired Assets and other rights under this Agreement shall be an amount equal to Nine Hundred Million Dollars ($900,000,000) (the “Base Purchase Price”), which shall be increased or decreased (in accordance with Section 2.2(a)) by (i) the Capital Expenditures Adjustment and (ii) the PPA Termination Adjustment, and shall be further subject to any adjustments for prorations pursuant to Section 2.4. At the Closing, Buyer shall pay to (A) Seller the Base Purchase Price, which shall be increased or decreased (in accordance with Section 2.2(a) or Section 2.4(b), as applicable) by (I) the Estimated Capital Expenditures Adjustment as determined pursuant to Section 2.2, and (II) the Estimated Proration Adjustment Amount, as determined pursuant to Section 2.4, and (B) PPL EPlus the Estimated PPA Termination Adjustment, as determined pursuant to Section 2.2, in each case by wire transfer of immediately available funds in U.S. Dollars to such account or accounts as specified by Seller or PPL EPlus, as applicable, to Buyer in writing at least two (2) Business Days prior to the Closing.
SECTION 2.2. Capital Expenditures Adjustment; PPA Termination Adjustment.
(a)    At least five (5) Business Days prior to the Closing Date, Seller will deliver to Buyer a worksheet setting forth Seller's good faith reasonable estimate of (A) the Capital

Expenditures Adjustment as of the Closing Date (the “Estimated Capital Expenditures Adjustment”) and (B) the PPA Termination Adjustment as of the Closing Date (the “Estimated PPA Termination Adjustment” and, together with the Estimated Capital Expenditures Adjustment, each an “Estimated Adjustment Amount”), together with reasonable detail and supporting material regarding the computations thereof. If any Estimated Adjustment Amount is a positive number, the Base Purchase Price payable at Closing will be increased by an amount equal to such Estimated Adjustment Amount. If any Estimated Adjustment Amount is a negative number, the Base Purchase Price payable at the Closing will be decreased by an amount equal to the absolute value of such Estimated Adjustment Amount.
(b)    Within sixty (60) days after the Closing, Seller will prepare and deliver to Buyer a computation (the “Adjustment Statement”) of the actual PPA Termination Adjustment as of the Closing Date (the “Actual PPA Termination Adjustment”) and the actual Capital Expenditures Adjustment as of the Closing Date (the “Actual Capital Expenditures Adjustment” and, together with the Actual PPA Termination Adjustment, the “Actual Adjustment Amount”), together with reasonable detail and supporting material regarding the computations thereof. If within thirty (30) days following delivery of such Adjustment Statement, Buyer does not object in writing thereto to Seller, then the Actual Capital Expenditures Adjustment and the Actual PPA Termination Adjustment shall be as reflected on the Adjustment Statement.
(c)    If within thirty (30) days following delivery of the Adjustment Statement Buyer objects to the Adjustment Statement to Seller in writing, then Buyer and Seller shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within twenty (20) days after receipt by Seller of such written objection from Buyer, then the matter shall be submitted for resolution and determination to the Independent Accounting Firm. The Independent Accounting Firm will deliver to Buyer and Seller a written determination of such disputed Actual Adjustment Amount (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Independent Accounting Firm by Buyer and Seller) within thirty (30) days of the submission of the dispute to the Independent Accounting Firm, which determination will be final, binding and conclusive on the Parties. In resolving any disagreement, the Independent Accounting Firm may not assign any value to a disputed item greater than the greatest value claimed for such disputed item by any Party or lesser than the lowest value claimed for such disputed item by any Party. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm pursuant to this Section 2.2 will be allocated between Seller and Buyer in inverse proportion as each shall prevail in respect of the dollar amount of disputed items so submitted (as finally determined by the Independent Accounting Firm).
(d)    If, following the determination of any Actual Adjustment Amount (as agreed between the Parties or as determined by the Independent Accounting Firm), the related Estimated Adjustment Amount less such Actual Adjustment Amount is a positive number, then Seller, or PPL EPlus, as applicable, shall be obligated to pay Buyer a cash payment equal to such positive number. If the related Estimated Adjustment Amount less such Actual Adjustment Amount is a negative number, then Buyer shall be obligated to pay Seller or PPL EPlus, as applicable, a cash payment equal to the absolute value of such negative number. Any such payment, together with interest thereon at the rate of five percent (5%) per annum from the Closing Date through the date of payment, will be due and payable within ten (10) Business Days after such Actual Adjustment

Amount is finally determined as provided in this Section 2.2 and will be payable by wire transfer of immediately available funds to such account or accounts as shall be specified by Buyer, Seller or PPL EPlus, as applicable, to the other Party in writing. The payments to be made pursuant to this Section 2.2(d), if due and payable within the same ten (10)-Business Day period, may be netted against each other. Any such payment will be treated as an adjustment to the Purchase Price for all Tax purposes, to the maximum extent permitted by applicable Law.
(e)    Following the Closing, Seller and Buyer shall cooperate and provide each other and, if applicable, the Independent Accounting Firm, with reasonable access to such books, records and employees as are reasonably requested in connection with the preparation of the Adjustment Statement and the other matters addressed in this Section 2.2.
SECTION 2.3. Allocation of Purchase Price.
(a)    Not later than 120 days after the Closing, Buyer shall provide Seller with an allocation of the Purchase Price, plus any liabilities deemed assumed for U.S. federal income Tax purposes, among the Acquired Assets as of the Closing Date using the allocation method provided by Section 1060 of the Code and the Treasury regulations thereunder (the “Purchase Price Allocation”); provided, however, that the Parties agree that the amount to be allocated to the Kerr Plant shall be equal to the fixed amount set forth in Schedule 1.1(c), subject to adjustment for any Kerr True-Up Amount actually paid pursuant to Section 5.18. The Purchase Price Allocation shall be subject to the consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. The Parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 of the Code and the regulations thereunder, and except for any adjustment to the Purchase Price, the Purchase Price Allocation shall be adjusted only if and to the extent necessary to comply with such requirements. Buyer and Seller agree that they will not take nor will they permit any Affiliate to take, for Tax purposes, any position inconsistent with such Purchase Price Allocation; provided, however, that (a) Buyer's cost may differ from the total amount allocated hereunder to reflect, for example, the inclusion in the total cost of items (such as capitalized acquisition costs) not included in the total amount so allocated and (b) the amount realized by Seller may differ from the amount allocated to reflect, for example, transaction costs that reduce the amount realized for federal income Tax purposes. Seller, on the one hand, or Buyer, on the other hand, shall notify Buyer or Seller, respectively, within twenty (20) days after notice or commencement of an examination, audit or other proceeding regarding the allocation determined under this Section 2.3.
(b)    Buyer and Seller shall negotiate in good faith and attempt to resolve any disagreement with respect to the Purchase Price Allocation, provided that if such negotiations do not result in an agreement within twenty (20) days after Seller's receipt of the Purchase Price Allocation from Buyer, then the matter shall be submitted for resolution and determination to the Independent Accounting Firm. The Independent Accounting Firm will deliver to Buyer and Seller a written determination of the disputed Purchase Price Allocation within thirty (30) days of the submission of the dispute to the Independent Accounting Firm, which determination will be final, binding and conclusive on the Parties.

SECTION 2.4. Acquired Assets Proration.
(a)    Buyer and Seller agree that, except as otherwise set forth in this Agreement, with respect to the sale of the Acquired Assets, all of the items listed in Schedule 2.4 (including any Prepayments with respect to such items) (collectively, the “Prorated Items”) relating to the Acquired Assets shall be prorated as of the Closing in accordance with this Section 2.4. Schedule 2.4 also contains an example of the calculation of the proration of the real property taxes and other Taxes attributable to the Acquired Assets.
(b)    As of the date at least five (5) Business Days prior to the Closing Date, Seller will deliver to Buyer a worksheet setting forth (i) Seller's good faith reasonable estimate of the Prorated Amount for each Prorated Item (with respect to each Prorated Item, the “Estimated Prorated Amount”), as well as, in each case, reasonable detail and supporting material regarding the computation thereof, and (ii) an amount equal to the sum of the Estimated Prorated Amounts (the “Estimated Proration Adjustment Amount”). In the event that, with respect to any Prorated Item, actual figures are not available as of the time of the calculation of the Estimated Prorated Amount, the Estimated Prorated Amount for such Prorated Item shall be a good faith reasonable estimate, including (as applicable) based upon the actual fee, cost or amount of the Prorated Item for the most recent preceding year (or appropriate period) for which an actual fee, cost or amount paid is available. If the Estimated Proration Adjustment Amount is a positive number, the Base Purchase Price payable at Closing will be increased by an amount equal to such Estimated Proration Adjustment Amount. If the Estimated Proration Adjustment Amount is a negative number, the Base Purchase Price payable at Closing will be decreased by an amount equal to the absolute value of such Estimated Proration Adjustment Amount.
(c)    As soon as either Party obtains Knowledge of the actual Prorated Amount with respect to any Prorated Item, it shall promptly notify the other Party of such Prorated Item and actual Prorated Amount, together with reasonable detail and supporting material regarding the computation thereof. For any Prorated Item with respect to which the Estimated Prorated Amount is not equal to the actual Prorated Amount, upon the request of either Seller or Buyer, made within thirty (30) days of the date when such Party first obtained Knowledge of the actual Prorated Amount with respect to such Prorated Item (the “Request Date”), the Parties shall calculate (A) the Prorated Amount for such Prorated Item using the actual available amounts (the “Actual Prorated Amount”), and (B) the absolute value of the difference between the Estimated Prorated Amount and the Actual Prorated Amount for such Prorated Item (the “Prorated Difference”). If the Actual Prorated Amount (whether a positive or a negative number) is greater than the Estimated Prorated Amount (whether a positive or a negative number) for such Prorated Item, Buyer shall pay an amount equal to the Prorated Difference to Seller within ten (10) days of the Request Date. If the Estimated Prorated Amount (whether a positive or a negative number) is greater than the Actual Prorated Amount (whether a positive or a negative number) for such Prorated Item, Seller shall pay an amount equal to the Prorated Difference to Buyer within ten (10) days of the Request Date. The Parties shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 2.4.
(d)    In the event any Party disagrees with the other Party on the computation of the Actual Prorated Amount for any Prorated Item to be determined under this Section 2.4, such Party may provide a written notice of the disagreement to the other Party, and Buyer and Seller shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within twenty (20) days after delivery of such notice of disagreement, then the matter shall be submitted to the Independent Accounting Firm. The Independent Accounting Firm will deliver to Buyer and Seller a written determination of the Actual Prorated Amount and the Prorated Difference with respect to the disputed item (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Independent Accounting Firm by Buyer and Seller) within thirty (30) days of the submission of the dispute to the Independent Accounting Firm, which determination will be final, binding and conclusive on the Parties. In resolving any disagreement, the Independent Accounting Firm may not assign any value to a disputed item greater than the greatest value claimed for such disputed item by any Party or lesser than the lowest value claimed for such disputed item by any Party. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm pursuant to this Section 2.4(d) will be allocated between Seller and Buyer in inverse proportion as each shall prevail in respect of the dollar amount of disputed items so submitted (as finally determined by the Independent Accounting Firm).
(e)    If, after the Closing, Seller or any of its Affiliates receives any payment with respect to the Acquired Assets relating to periods on or after the Closing Date, Seller shall pay to Buyer within three (3) Business Days after such receipt an amount equal to the amount received with respect to periods on or after the Closing Date.
SECTION 2.5. Closing
. The closing of the purchase and sale of the Acquired Assets and the assignment of the Assigned Contracts (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York three (3) Business Days following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), and subject to the expiration of the Financing Marketing Period (if any); or at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to as the “Closing Date”). The Closing shall be deemed effective as of 11:59:59 p.m. (Mountain Time) on the Closing Date.
SECTION 2.6. Seller's Deliverables. At the Closing, Seller shall have delivered, or cause to have been delivered, to Buyer each of the following, with each delivery being deemed to have occurred simultaneously with the other events:
(a)    the Deeds, duly executed and properly acknowledged by Seller;
(b)    a counterpart of the Bill of Sale, duly executed by Seller, which shall effect the assignment by Seller to Buyer of each Assigned Contract (subject to Section 5.4 hereof), Transferred Permit or Permit Application, subject to the assumption by Buyer of the Assumed Liabilities;
(c)    a counterpart of a service agreement, in the form of Attachment A-1 to Buyer's Montana Transmission Tariff, in respect of the Assigned Transmission Contract, duly executed by PPL EPlus;
(d)    a certification of PPL Montana Holdings, LLC, substantially in the form attached as Exhibit D, as to its non-foreign status as set forth in Section 1445 of the Code;
(e)    a counterpart of the Transition Services Agreement, duly executed by each of Seller and the Services Provider;
(f)    evidence, in form and substance reasonably satisfactory to Buyer, demonstrating that Seller has obtained all of the Seller Required Consents, together with copies thereof;
(g)    certificates, dated the Closing Date and duly executed in the name and on behalf of Seller, substantially in the form attached as Exhibit F-1;
(h)    certificates, dated the Closing Date and duly executed by the Secretary or Assistant Secretary of each of Seller and the Guarantor, substantially in the form attached as Exhibit F-2;
(i)    a certificate of good standing with respect to Seller, dated no more than five (5) Business Days before the Closing Date, issued by the Secretary of State of the State of Delaware;
(j)    all necessary documentation to transfer and convey to Buyer the Water Rights (including Fee Log Sheets in the form promulgated by the Montana Department of Natural Resources and Conservation) in proper form to be filed with the appropriate Governmental Entities; and
(k)    any other documents required for such Closing under applicable Law or reasonably requested by Buyer to facilitate the transactions contemplated by this Agreement or any Ancillary Agreement.
SECTION 2.7. Buyer Deliverables. At the Closing, Buyer shall have delivered, or cause to have been delivered, to Seller, or PPL EPlus as applicable, each of the following, with each delivery being deemed to have occurred simultaneously with the other events:
(a)    a counterpart of the Bill of Sale, duly executed by Buyer;
(b)    a counterpart of the Transition Services Agreement, duly executed by Buyer;
(c)    a counterpart of a service agreement, in the form of Attachment A-1 to Buyer's Montana Transmission Tariff, in respect of the Assigned Transmission Contract, duly executed by Buyer;
(d)    a certificate, dated the Closing Date and duly executed in the name and on behalf of Buyer, substantially in the form attached as Exhibit G-1;
(e)    a certificate, dated the Closing Date and duly executed by the Secretary or Assistant Secretary of Buyer, substantially in the form attached as Exhibit G-2;
(f)    a certificate of good standing with respect to Buyer, dated no more than five (5) Business Days before the Closing Date, issued by the Secretary of State of the State of Delaware;

(g)    evidence, in form and substance reasonably satisfactory to Seller, demonstrating that Buyer has obtained all of the Buyer Required Consents, together with copies thereof;
(h)    any other documents required for such Closing under applicable Law or reasonably requested by Seller to facilitate the transactions contemplated by this Agreement or any Ancillary Agreement; and
(i)    the Base Purchase Price, which shall be increased or decreased in accordance with Section 2.2(a) and Section 2.4(b) (as applicable) by (i) the Estimated Capital Expenditures Adjustment, as determined pursuant to Section 2.2(a), (ii) the Estimated PPA Termination Adjustment, as determined pursuant to Section 2.2(a) and (iii) the Estimated Proration Adjustment Amount, as determined pursuant to Section 2.4(b).
SECTION 2.8. Withholding. Buyer or any Affiliate or agent of Buyer shall be entitled to deduct and withhold from payment of the Purchase Price, or any other amounts (or any portion thereof) payable pursuant to this Agreement, such amounts as it may reasonably believe are required to be deducted and withheld with respect to the making of such payment under the Code or any other Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be paid by such withholding party to the relevant Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Party to whom such amounts would otherwise have been paid.
ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER
Seller hereby represents and warrants to Buyer as of the date hereof and (if the Closing occurs) as of the Closing, except for those representations and warranties that are made as of a specific date, as follows:
SECTION 3.1. Organization and Existence. Each Seller Party is a limited liability company or corporation, duly formed or incorporated (as applicable), validly existing and in good standing under the Laws of the State of Delaware or, in the case of the Guarantor, the Commonwealth of Pennsylvania, with all requisite power and authority required to (a) own, lease and operate its material assets and properties (including, in the case of Seller, the Acquired Assets); (b) carry on its business as it is now being conducted; and (c) enter into this Agreement and the Ancillary Agreements to which it is a party and consummate the transactions contemplated hereby and thereby. Each such Seller Party is duly qualified or licensed to do business in each jurisdiction where the actions required to be performed by it hereunder or under any Ancillary Agreement make such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on (i) the assets, liabilities, operations or financial condition of the Acquired Assets, taken as a whole or (ii) such Seller Party's ability to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party.
SECTION 3.2. Authorization. The execution, delivery and performance by each Seller Party of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation by each Seller Party of the transactions contemplated hereby and thereby are within such Seller Party's powers and have been duly authorized by all necessary action on the part of such Seller Party. This Agreement has been and each Ancillary Agreement to which it is or will be a party has been or will (as of the Closing) be duly and validly executed and delivered by such Seller Party and this Agreement constitutes and each Ancillary Agreement to which it is or will be a party does or will constitute (assuming the due execution and delivery by Buyer) a valid and legally binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
SECTION 3.3. Noncontravention. The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller Parties does not, and the consummation by the Seller Parties of the transactions contemplated hereby and thereby will not (i) contravene or violate any provision of the Organizational Documents of any such Seller Party; (ii) subject to obtaining or making the Permits and Consents listed in Schedule 3.3, contravene or violate, in any material respect, any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any material obligation or indebtedness under, any mortgage, lease, Contract (including any Material Contract or Assigned Contract), Permit which is specified on Schedule 3.7(c)(i) or Schedule 3.13(a)(ii) or Law to which any Seller Party is a party or by which any such Seller Party is bound; or (iii) result in the imposition or creation of any Lien on the Acquired Assets (other than Permitted Liens and Liens created by Buyer at or following the Closing).
SECTION 3.4. Governmental Consents. Except as set forth on Schedule 3.4, no material Permit or Consent of any Governmental Entity is required for or in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by each Seller Party or the consummation by the Seller Parties of the transactions contemplated hereby.
SECTION 3.5. Absence of Certain Changes or Events. Except (a) as set forth on Schedule 3.5, and (b) for any action taken by Seller with respect to the Acquired Assets that would be permitted without Buyer's consent under Section 5.2, since December 31, 2012, Seller's ownership, operation and maintenance of the Acquired Assets has been conducted in accordance with the ordinary course of business consistent with past practices, except in connection with any process relating to the sale of the Acquired Assets, including entering into this Agreement. Since December 31, 2012, there has not been any change, event or effect (i) that, individually or in the aggregate with other changes, events or effects, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect or (ii) except as set forth on Schedule 3.5, that would have been prohibited (absent Buyer's prior approval) pursuant to clauses (i), (ii), (xi), (xii) or (xiii) of Section 5.2(a) had this Agreement been in full force and effect as of the date thereof.
SECTION 3.6. Legal Proceedings.
(a)    Except as disclosed on Schedule 3.6(a), there are no Claims pending or, to Seller's Knowledge, threatened, against or otherwise relating to Seller or the Acquired Assets before any Governmental Entity or any arbitrator that (i) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Seller's ability to perform its obligations hereunder or under any Ancillary Agreement, (ii) adversely effect, in any material respect, any of the Acquired Assets or (iii) as of the date of this Agreement, seek a writ, judgment, order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.
(b)    Except as disclosed on Schedule 3.6(b), Seller is not subject to, nor are any of the Acquired Assets bound by, any Order (other than any Order of general applicability) that would, individually or in the aggregate, (i) reasonably be expected to have a material adverse effect on Seller's ability to perform its obligations hereunder or under any Ancillary Agreement, (ii) impose any material liability with respect to the Acquired Assets or (iii) materially impair the operation of any Facility as currently operated. As of the date of this Agreement, Seller is not subject to any Order that prohibits the consummation of the transactions contemplated by this Agreement.
SECTION 3.7. Compliance with Laws; Permits.
(a)    Seller is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement and the Ancillary Agreements.
(b)    Except as disclosed on Schedule 3.7(b), (i) Seller is in compliance, in all material respects, with all Laws applicable to the Acquired Assets or Seller's ownership, operation or maintenance thereof, and (ii) Seller and its Affiliates have not received written notice of any material violation of Law with respect to the Acquired Assets or Seller's ownership, operation or maintenance thereof during the last three (3) years through the date of this Agreement.
(c)    Schedule 3.7(c)(i) sets forth all material Permits with Governmental Entities necessary and sufficient for the ownership, operation or maintenance of the Acquired Assets by Seller as currently conducted. Seller has Made Available to Buyer a true and correct copy of each such Permit. Except as set forth on Schedule 3.7(c)(ii), (i) all Permits set forth on Schedule 3.7(c)(i) are properly in the name of Seller; (ii) Seller is in compliance, in all material respects, with the terms of all such Permits; (iii) each such Permit is in full force and effect; and (iv) Seller and its Affiliates have not received written notice of any material violation of any such Permit during the last three (3) years through the date of this Agreement.
(d)    This Section 3.7 does not relate to (i) matters related to employee benefits plans, which are addressed in Section 3.11, (ii) matters related to labor and employment practices, which are addressed in Section 3.12, (iii) compliance with Environmental Permits or Environmental Laws, which is addressed in Section 3.13 or (iv) matters related to Taxes, which are addressed in Section 3.15.
SECTION 3.8. Title to Acquired Assets; Sufficiency of Acquired Assets; Condition of Acquired Assets.
(a)    Seller has valid title to, or valid leasehold interests in the Acquired Assets (other than any Intellectual Property, which is addressed in Section 3.16 and other than real estate interests, which are addressed in Section 3.10), free and clear of all Liens, other than Permitted Liens.

(b)    Except for such exceptions as are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the Acquired Assets, or as provided on Schedule 3.8(b), (i) the machinery and equipment included among the Acquired Assets are in normal operating condition for similar facilities of a similar age and in a state of reasonable maintenance and repair and are suitable for the purposes for which they are now being used in the conduct of the business of Seller, (ii) there are no pending claims for defective work, equipment or materials relating to the Facilities made by Seller against any Person, and (iii) neither Seller nor its Affiliates has deferred maintenance of any Acquired Assets in contemplation of the purchase and sale of the Acquired Assets hereunder.
(c)    Except as set forth on Part B of Schedule 2.1(a)(ii), all Acquired Assets that constitute physical personal property are currently located at the Facilities and no such Acquired Assets intended for the Facilities are being held by third parties.
(d)    Schedule 3.8(d) identifies all currently effective warranties by any vendor, materialman, supplier, contractor or subcontractor to Seller covering the Acquired Assets or any component thereof with a value of $250,000 or more (the “Material Warranties”). Except as set forth on Schedule 3.8(d), to Seller's Knowledge, there are no events that have occurred or conditions applicable that constitute or may constitute a valid defense to the continuing effectiveness of each such warranty.
SECTION 3.9. Material Contracts; Assigned Contracts.
(a)    Schedule 3.9(a) sets forth a list of the following Contracts to which Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) is a party, or to which Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) is subject or otherwise bound, which relate to the Acquired Assets and are intended to be Assigned Contracts (the “Material Contracts”); provided, that Seller shall, during the Interim Period, amend Schedule 3.9(a) to account for additional Contracts entered into during the Interim Period, to the extent such additional Contracts are entered into during the Interim Period in compliance with Section 5.2 (or that would be permitted without Buyer's consent thereunder and would otherwise constitute Material Contracts):
(i)    Contracts for the purchase, exchange coordination or sale of electric energy, capacity or ancillary services (other than any Terminated Contract);
(ii)    Contracts for the purchase, exchange, sale or transportation of water;
(iii)    Contracts for the transmission of electric power (other than any Terminated Contract), but in any event, including the Assigned Transmission Contract;
(iv)    Contracts for the interconnection of electric generation facilities to third-party transmission facilities;
(v)    other than Contracts of the nature addressed by Section 3.9(a)(i)-(iv), Contracts (A) for the exchange or sale of any asset that otherwise would constitute an Acquired Asset or (B) that grant a right or option to purchase or exchange any asset that otherwise would constitute an Acquired Asset, other than in each case Contracts entered into in the ordinary course of business relating to the operation or maintenance of the Acquired Assets with a value of less than $250,000 individually or $1,000,000 in the aggregate (in each case, including any potential payment to exercise any right or option related to the Acquired Assets);
(vi)    Contracts (A) which contain any covenant restricting the ability of Seller (with respect to the operation of the Facilities or the Acquired Assets) to compete or to engage in any activity or business (including in respect of any geographic area) or (B) under which a Lien has been granted on any of the Acquired Assets (other than Permitted Liens);
(vii)    outstanding futures, swap, collar, put, call, floor, cap, option or other Contracts that have underlying value and payment liability driven by or tied to fluctuations in interest rates, the price of commodities (including electric power, coal, natural gas, fuel oil or other fuel) or securities;
(viii)    any Lease of any Acquired Assets;
(ix)    partnership, joint venture or limited liability company agreements and any other similar Contracts to which Seller is a party involving a sharing of profits with or the investment or loan of capital to, a third party;
(x)    Contracts involving resolution or settlement of any actual or threatened Claim in an amount greater than $250,000 individually or $1,000,000 in the aggregate relating to the Acquired Assets that have not been fully performed by Seller or otherwise impose continuing Liabilities on Seller;
(xi)    any guaranty, surety or indemnification Contracts, direct or indirect;
(xii)    Contracts which contain outstanding manufacturer's, vendor's or other warranties listed on Schedule 3.8(d); or
(xiii)    any other Contract that (A) requires (x) payments to or from Seller of more than $250,000 in any one-year period with respect to the Acquired Assets or (y) aggregate payments to or from Seller of more than $1,000,000 with respect to the Acquired Assets or (B) exposes Seller to guaranty, surety or indemnification obligations with respect to the Acquired Assets reasonably likely to exceed $250,000 for each individual Contract or $1,000,000 in the aggregate for all such Contracts with respect to the Acquired Assets.
(b)    Seller has Made Available to Buyer true and complete copies of all Material Contracts and all Assigned Contracts (other than, as of the date of this Agreement, certain Assigned Contracts that (a) each require aggregate payments to or from Seller of less than $100,000 and (b) are not otherwise material to the ownership, operation or maintenance of the Acquired Assets as currently conducted), including all amendments, supplements, schedules and exhibits thereto.

(c)    Each Material Contract and Assigned Contract is in full force and effect and constitutes the legal, valid and binding obligation of Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) and, to Seller's Knowledge, the other parties thereto, enforceable against Seller and, to Seller's Knowledge, each other party thereto, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
(d)    Except as set forth on Schedule 3.9(d), (i) Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) is not in material default under any Material Contract; (ii) Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) is not in material default under any Assigned Contract; (iii) to Seller's Knowledge, no other party is in material default in the performance or observance of any material term or provision of any Material Contract or Assigned Contract; and (iv) no event has occurred which, with lapse of time or action by a third party, would result in a material default under any Material Contract or Assigned Contract.
(e)    The Acquired Assets include all materials, equipment, material Contracts or other assets or rights that are necessary for Seller to operate and maintain the Facilities in all material respects as currently operated and maintained, except for (i) Terminated Contracts and (ii) the goods and services provided to Seller by Affiliates of Seller in connection with its ownership, operation or maintenance of the Acquired Assets as currently conducted (the “Affiliate Services”), which are set forth on Schedule 3.9(e) and each of which will be terminated as of the Closing in accordance with Section 5.12(a).
(f)    Except as set forth on Schedule 3.9(f), Seller has Made Available to Buyer true and complete copies of the Lease Participation Agreements, including all amendments, supplements, schedules and exhibits thereto, and there are no Contracts to which Seller is a party, or to which Seller or the Acquired Assets are subject or otherwise bound (other than the Lease Participation Agreements, the “Operative Documents” referenced in the Lease Participant Agreements and the Material Contracts) under which a Lien has been granted on any of the Acquired Assets (other than Permitted Liens).
SECTION 3.10. Real Property.
(a)    Schedule 3.10(a)(i) sets forth the legal description of each parcel of Owned Real Property. Except as set forth on Schedule 3.10(a)(ii), Seller has valid title to the Owned Real Property together with valid title to all rights, privileges, interests, easements and appurtenances now or hereafter belonging or in any way pertaining to such real property, and to all of the buildings structures and other improvements thereon, free and clear of all Liens except Permitted Liens.
(b)    Schedule 3.10(b)(i) sets forth, for each Facility, the leases, licenses and occupancy agreements regarding real property (other than any real property which constitutes an Excluded Asset), and sets forth the address or legal description of each such parcel thereof, pursuant to which Seller uses real property in respect of such Facility (each, a “Lease”; such real property being referred to as the “Leased Real Property”). Except as set forth in Schedule 3.10(b)(ii), Seller has a valid leasehold interest or license in the Leased Real Property, as applicable, subject to no Liens other than Permitted Liens.
(c)    Seller has not subleased or otherwise granted any Person the right to use or occupy any Owned Real Property or Leased Real Property or any material portion thereof, and Seller has not granted any outstanding options, rights of first refusals, rights of first offer or other third-party rights to sell, assign or dispose any interest in such Owned Real Property or Leased Real Property, other than the granting of Permitted Liens.
(d)    Except as set forth on Schedule 3.10(d) and any real property which constitutes an Excluded Asset, the Owned Real Property and the Leased Real Property constitute all of the real property necessary and sufficient for Seller to operate and maintain the Facilities in all material respects, and otherwise conduct its business, as currently operated, maintained and conducted in all material respects. Seller has Made Available to Buyer true and complete copies of all mortgages, deeds of trust, title insurance policies, title reports and surveys and all amendments thereto with respect to the Owned Real Property and the Leased Real Property that are in possession of Seller and its Affiliates and that were created after the MPC Closing Date.
(e)    As of the date of this Agreement, except as set forth on Schedule 3.10(e), neither the Owned Real Property nor the Leased Real Property is subject to any written notice of any pending or, to the Knowledge of Seller, threatened proceeding to condemn or take by power of eminent domain all or any part of the Owned Real Property or the Leased Real Property.
SECTION 3.11. Employee Benefits Matters.
(a)    Schedule 3.11(a) contains a true and complete list of each material employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, employee relocation, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement (collectively, the “Benefit Plans”) currently maintained or contributed to or required to be contributed to by Seller or any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any Scheduled Employee.
(b)    With respect to each of the Benefit Plans as applicable, Seller has Made Available to Buyer complete copies of each of the following documents: (i) the Benefit Plan (including all amendments thereto); (ii) the most recent “Summary Plan Description,” together with each “Summary of Material Modifications,” if required (and as defined) under ERISA; and (iii) the most recent determination letter received from the Internal Revenue Service with respect to each Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
(c)    Neither Seller nor any ERISA Affiliate maintains or contributes to a multiemployer plan within the meaning of Section 3(37) of ERISA.
(d)    No liability under Title IV of ERISA has been incurred by Seller or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that could reasonably be expected to cause Buyer or any of its Affiliates to incur a liability under Title IV of ERISA. Each Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA has satisfied such requirements at all times, and no such Benefit Plan has been the subject of any funding waiver under Section 412 of the Code or Section 302 of ERISA.
(e)    Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualification and, to Seller's Knowledge, no event has occurred that could reasonably be expected to result in disqualification of such Benefit Plan.
(f)    Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code.
(g)    Except as set forth on Schedule 3.11(g), the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event) will not (i) entitle any Scheduled Employee to severance pay or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any Scheduled Employee. No Scheduled Employee is a party to any agreement, contract or arrangement with Seller or any of its Affiliates that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code by reason of the transactions contemplated by this Agreement.
(h)    There are no pending or, to Seller's Knowledge, threatened material claims in respect of any of the Benefit Plans, by any Scheduled Employee or beneficiary thereof covered under any Benefit Plan as such or otherwise involving any Scheduled Employee's rights under any Benefit Plan (other than routine claims for benefits).
(i)    Except as set forth on Schedule 3.11(i), no Benefit Plan provides death or medical benefits (whether or not insured), with respect to Scheduled Employees beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law; (ii) death benefits under any employee pension benefit plan within the meaning of Section 3(2) of ERISA; or (iii) benefits the full costs of which are borne by any Scheduled Employee or other current or former employee or director or his or her beneficiary.
SECTION 3.12. Labor Matters.
(a)    Schedule 3.12(a) sets forth (i) a list of (A) all employees of Seller or its Affiliates employed at the Facilities, other than any such employee on long-term disability or non-protected leave, as of the date hereof (“Facilities Employees”) and (B) those employees of Seller or its Affiliates whose job responsibilities are primarily related to the Facilities but are not employed at the Facilities as of the date hereof (“Off-Site Facilities Employees” and, together with the Facilities Employees, the “Scheduled Employees”), which list shall be amended during the Interim Period to reflect (I) any changes thereto, to the extent such changes are not in violation of any applicable covenants in Section 5.2 and (II) additional employees of Seller or its Affiliates who, upon the reasonable request of Buyer and subject to Seller's consent, shall become Scheduled Employees, and (ii) in each case, Seller shall provide to Representatives of Buyer the following information on a confidential basis: each Scheduled Employee's current base salary or wage rate and target bonus for the 2013 fiscal year (if any), position, date of hire (and, if different, years of recognized service), status as exempt or non-exempt under the Fair Labor Standards Act, and details of any applicable visa and leave status (including nature and duration of any leave and benefits available to such individual).
(b)    Except as set forth on Schedule 3.12(b):
(i)    No Scheduled Employees are represented by a union or other collective bargaining representative;
(ii)    From and after January 1, 2011, there have been no actual nor, to Seller's Knowledge, threatened, labor strikes, slowdowns, work stoppages, lockouts or similar material labor disputes involving employees of Seller or any Scheduled Employee, and there are no material grievances by any Scheduled Employee currently pending;
(iii)    To Seller's Knowledge, no labor union, labor organization or group of Scheduled Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to the Scheduled Employees, and Seller has no Knowledge of any labor union organizing activities with respect to any Scheduled Employees;
(iv)    Seller and its Affiliates are, with respect to Scheduled Employees, in compliance in all material respects with all applicable Laws respecting employment practices, including all Laws respecting terms and conditions of employment, health and safety, wage and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers' compensation, labor relations, employee leave issues and unemployment insurance;
(v)    Neither Seller nor any of its Affiliates has received written notice of any complaint, lawsuit or other proceeding pending or threatened in any forum before any Governmental Entity by or on behalf of (i) any present or former employee of Seller; (ii) any Scheduled Employee; (iii) any applicant for employment; or (iv) any class of the foregoing, in each case, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with an employment relationship;
(vi)    Neither Seller nor any of its Affiliates has received written notice of any pending charges before any Governmental Entity responsible for the prevention of unlawful employment practices; and
(vii)    Neither Seller nor any of its Affiliates has received written notice of any pending investigation by a Governmental Entity relating to employees or employment practices.

SECTION 3.13. Environmental Matters.
(a)    Except as disclosed on Schedule 3.13(a)(i), with respect to the ownership, operation and maintenance of Acquired Assets, (i) Seller is in compliance, in all material respects, with all applicable Environmental Laws; (ii) Seller is in possession of, and in compliance with the terms of, all Permits required under Environmental Law in order to own, operate or maintain the Facilities in all material respects (the “Environmental Permits”), which are set forth on Schedule 3.13(a)(ii); (iii) Seller has not received written notice of any material violation of Environmental Law or Environmental Permit during the last three (3) years through the date of this Agreement; and (iv) all Environmental Permits are properly in the name of Seller and in full force and effect. Seller has Made Available to Buyer a true and correct copy of each Environmental Permit.
(b)    Except as set forth on Schedule 3.13(b):
(i)    There are no Claims pending or, to Seller's Knowledge, threatened against Seller with respect to the Acquired Assets asserting any material violation of, or material liability under, any Environmental Law, including any such Claims challenging Seller's compliance with, in any material respect, or the validity of, any Environmental Permit or seeking the termination or adverse modification of any Environmental Permit;
(ii)    No Hazardous Substance has been Released by Seller or, to Seller's Knowledge, by any other Person at any Owned Real Property or, to Seller's Knowledge, at any other location in an amount or condition that would reasonably be expected to result in a material liability to Seller with respect to the Acquired Assets under any Environmental Law;
(iii)    Seller is not subject to any Order (excluding Orders of general applicability) with respect to the Acquired Assets that would reasonably be expected to result in material liability under Environmental Law; and
(iv)    Seller has Made Available to Buyer true, complete and correct copies of any material written reports, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or environmental sampling or monitoring data in the possession of Seller or its Affiliates and created on or after the MPC Closing Date (other than materials, if any, subject to attorney-client or attorney-work product privilege) pertaining to (A) any Claims pending or threatened against Seller related to Environmental Laws with respect to the Acquired Assets; (B) any Release of any Hazardous Substance in, on or beneath the Acquired Assets; or (C) Seller's compliance with applicable Environmental Laws with respect to the Acquired Assets.
(c)    This Section 3.13 and Sections 3.4, 3.5 and 3.6 contain the sole and exclusive representations and warranties of Seller relating to Environmental Laws, Hazardous Substances or other environmental matters.

SECTION 3.14. Insurance.
(a)    Schedule 3.14(a) sets forth the insurance policies under which the Acquired Assets are covered (the “Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums with respect thereto have been paid to the extent due and payable. No written notice of cancellation or termination has been received by Seller with respect to any such material Insurance Policy that has not been replaced on substantially similar terms prior to the date of such cancellation or termination.
(b)    Schedule 3.14(b) sets forth a list of all pending claims that have been made under any Insurance Policy with respect to the Acquired Assets.
(c)    Except as described in Schedule 3.14(c), neither Seller nor its Affiliates have been refused any material insurance with respect to the Acquired Assets, nor has coverage been limited in any material respect by any insurance carrier to which Seller or its Affiliates has applied for any such insurance or with which it has carried insurance, in each case, during the last twelve (12) months.
SECTION 3.15. Taxes.
(a)    All material Tax Returns required to be filed by Seller with respect to the Acquired Assets have been or will be filed when due in accordance with all applicable Laws and all such Tax Returns are true, correct and complete in all material respects.
(b)    Seller has paid in full all Taxes shown as due and payable on Tax Returns with respect to the Acquired Assets and all deficiencies asserted or proposed assessments made with respect to such Tax Returns have been paid in full.
(c)    There is no action, suit, proceeding, investigation, audit or claim now pending with respect to any material Tax with respect to the Acquired Assets.
(d)    There are no outstanding requests for or agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, material Taxes with respect to the Acquired Assets.
(e)    There are no Liens for Taxes other than Permitted Liens on any of the Acquired Assets.
(f)    All information set forth in any application by or with respect to Seller for a Section 1603 Grant is true, correct and complete in all material respects in accordance with the Section 1603 Program Guidance and in accordance with applicable Law, and Seller and its Affiliates have not taken any action or failed to take any action which, with respect to any Section 1603 Grant received by or with respect to Seller, would result in a denial, recapture, or disallowance of such Section 1603 Grant.
(g)    The placed in service date set forth on the application for the Section 1603 Grant with respect to the Rainbow Redevelopment Property is March 5, 2013.

SECTION 3.16. Intellectual Property. Except as set forth on Schedule 3.16, the Acquired Assets include all of the trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, trade secrets, know-how, industrial designs, copyrights and other similar intellectual property rights (collectively, “Intellectual Property”) used in or necessary and sufficient in all material respects for Seller to operate and maintain the Facilities as a whole as currently conducted, except for Intellectual Property owned or licensed by an Affiliate of Seller and used by Seller's Affiliate in connection with the Affiliate Services. Except as set forth on Schedule 3.16, (a) Seller's ownership, operation, maintenance and use of the Acquired Assets do not infringe or otherwise violate in any material respects any Intellectual Property rights and (b) to the Knowledge of Seller, no third party is infringing or otherwise violating in any material respects any Intellectual Property rights owned by or under license for use by Seller in the ownership, operation, maintenance or use of the Acquired Assets.
SECTION 3.17. Credit Support. Schedule 3.17 sets forth a list of all currently effective letters of credit, guarantees, deposits and other credit support provided by Seller, Guarantor or their Affiliates to or on behalf of Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) relating to the ownership and operation by Seller of the Facilities or as required pursuant to the Assigned Contracts (the “Support Obligations”). True, correct and complete copies of all such Support Obligations have been Made Available to Buyer.
SECTION 3.18. Brokers. Seller does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer or its Affiliates could become liable or obliged.
SECTION 3.19. Exclusive Representations and Warranties. It is the explicit intent of each Party hereto that Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article III; provided, that nothing in this Section 3.19 shall be deemed to affect the rights and obligations of the Parties in respect of another Party's fraud, or under any Ancillary Agreement for a breach of any representation, warranty or covenant contained in such Ancillary Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Seller as of the date hereof and (if the Closing occurs) as of the Closing, except for those representations and warranties that are made as of a specific date, as follows:
SECTION 4.1. Organization and Existence. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, with all requisite power and authority required to (a) own, lease and operate its assets and properties; (b) carry on its business as it is now being conducted; and (c) enter into this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and thereby. Buyer is duly qualified or licensed to do business in each jurisdiction where the actions required to be performed by it hereunder make such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Buyer's ability to perform its obligations hereunder.
SECTION 4.2. Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within Buyer's powers and have been duly authorized by all necessary action on the part of Buyer. This Agreement and each other Ancillary Agreement (a) has been duly and validly executed and delivered by Buyer and (b) constitutes (assuming the due execution and delivery by Seller) a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
SECTION 4.3. Consents. Except as set forth on Schedule 4.3, no material Permit or Consent of or with any Governmental Entity or any other Person is required for or in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer, or the consummation by Buyer of the transactions contemplated hereby.
SECTION 4.4. Noncontravention. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer do not, and the consummation by Buyer of the transactions contemplated hereby and thereby will not (i) contravene or violate any provision of the Organizational Documents of Buyer or (ii) subject to obtaining or making the Permits and Consents listed in Schedule 4.3, contravene or violate, in any material respect, any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any material obligation or indebtedness under, any mortgage, lease, Contract, Permit or Law to which Buyer is a party or by which Buyer is bound, except to the extent that any such events would not materially impair or delay the ability of Buyer to effect the Closing.
SECTION 4.5. Legal Proceedings. Except as set forth on Schedule 4.5, there are no Claims pending or, to Buyer's Knowledge, threatened, against or otherwise relating to Buyer before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer's ability to perform its obligations hereunder or under any Ancillary Agreement. Buyer is not subject to any Order that prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer's ability to perform its obligations hereunder or thereunder.
SECTION 4.6. Compliance with Laws. Buyer is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Buyer's ability to perform its obligations under this Agreement and the Ancillary Agreements.
SECTION 4.7. Brokers. Neither Buyer nor any of its Affiliates has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or its Affiliates could become liable or obliged.

SECTION 4.8. Financing; Available Funds.
(a)    Buyer has delivered to Seller a true and complete copy of the Commitment Letter and the corresponding fee letter, including all amendments, supplements, schedules and exhibits thereto, with only the fee and any other economic provisions redacted (none of which redacted provisions adversely affect the availability of or impose any additional conditions on the availability of the Financing at the Closing from the financial institutions identified therein) pursuant to which the financial institutions party thereto have committed to lend, subject to the terms and conditions therein, the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement and any fees and expenses related thereto.
(b)    At the Closing, assuming the Financing is funded in accordance with the Commitment Letter, the net proceeds contemplated by the Commitment Letter, together with cash held by Buyer, will, in the aggregate be sufficient for its payment of the Base Purchase Price plus or minus (i) the Estimated Capital Expenditures Adjustment and (ii) the Estimated PPA Termination Adjustment, in accordance with Section 2.2, and for all other actions necessary for Buyer to consummate the transactions contemplated in this Agreement and perform its obligations hereunder; provided that, the foregoing does not preclude Buyer from utilizing other sources of Financing to fund such amounts when due.
(c)    As of the date hereof, the Commitment Letter is in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
(d)    As of the date hereof, no event has occurred which, with lapse of time or action by a third party, would constitute a material default under the Commitment Letter on the part of Buyer or, to the Knowledge of Buyer, any financial institution party thereto.
SECTION 4.9. Investigation. Buyer is a sophisticated entity, is knowledgeable about the industry in which Seller operates, experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Acquired Assets and the assumption of the Assigned Contracts. Buyer has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of the Acquired Assets and related contractual rights and obligations of the type contemplated in this Agreement, as well as the knowledge of Seller and its operations in particular, and has independently, based on such information made its own analysis and decision to enter into this Agreement.
SECTION 4.10. Disclaimer Regarding Projections. Buyer may be in possession of certain plans, projections and other forecasts regarding the Acquired Assets, the Assumed Liabilities and the Assigned Contracts (the “Projections”). Buyer acknowledges that there are substantial uncertainties inherent in attempting to make such Projections, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections so furnished to it, and that Buyer shall have no claim against Seller, its Affiliates or their respective Representatives with respect thereto. Accordingly, Buyer acknowledges that without limiting the generality of this Section 4.10, neither

Seller nor any of its Affiliates has made any representation or warranty with respect to such Projections and other forecasts and plans.
SECTION 4.11. Regulatory Status. Buyer is a “public utility” as defined in the FPA. Buyer is subject to regulation as a “public utility” (or similar designation) with respect to its rates, securities issuances and capital structure by MPSC.
SECTION 4.12. Tax Matters. Buyer is not a Disqualified Owner.
SECTION 4.13. No Other Representations or Warranties. It is the explicit intent of each Party hereto that Buyer is not making any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article; provided, that nothing in this Section 4.13 shall be deemed to affect the rights and obligations of the Parties in respect of another Party's fraud, or under any Ancillary Agreement for a breach of any representation, warranty or covenant contained in such Ancillary Agreement.
ARTICLE V
COVENANTS
SECTION 5.1. Access to Information.
(a)    During the Interim Period, Seller shall provide Buyer and its Representatives with reasonable access to, upon reasonable prior notice and during normal business hours and without material interference with the business or operations of Seller and its Representatives (i) Representatives of Seller, (ii) the Acquired Assets, (iii) the Scheduled Employees and (iv) all other information related to the Acquired Assets, the Scheduled Employees and the Assigned Contracts in possession of Seller and its Affiliates, in each case, as reasonably requested by Buyer in connection with the consummation of the transactions contemplated by this Agreement. In connection with the foregoing, Buyer shall be entitled, at its expense, (A) to have the Owned Real Property surveyed and (B) in respect of any Potential Undisclosed Environmental Liability, to conduct physical inspections of the Owned Real Property, including invasive environmental or chemical sampling or testing or subsurface investigation, well monitoring or any “Phase II” environmental site assessment (including collection of samples of any soil, groundwater, surface water, building material or other media); provided, however, with respect to such invasive testing (I) Buyer shall deliver to Seller an investigation plan with a scope reasonably tailored to investigate the Potential Undisclosed Environmental Liability and designed to minimize any disruption to Seller's operations, which plan shall be subject to the approval of Seller not to be unreasonably withheld, delayed or conditioned and (II) at Seller's reasonable request, Buyer shall provide Seller with portions of all samples collected by or on behalf of Buyer. During the Interim Period, Seller shall furnish Buyer with a copy of each material report, schedule or other document filed or received by Seller or its Affiliates with a Governmental Entity with respect to the Acquired Assets or the Assigned Contracts. Notwithstanding the foregoing, and without limiting the generality of the confidentiality provisions set forth in this Agreement or any Ancillary Agreement, Seller shall not be required to provide any information or access to facilities which Seller reasonably believes it is prohibited from providing to Buyer by reason of any applicable

Law or Permit or which, if provided to Buyer, would constitute a waiver by Seller of the attorney-client privilege in respect of such information.
(b)    Buyer shall not be permitted during the Interim Period to contact any of Seller's vendors, customers or suppliers, or any Governmental Entities (except, in accordance with Section 5.7, in connection with Consents or Permits to be obtained in connection with this Agreement or any Ancillary Agreement) regarding the operations or legal status of Seller or with respect to the transactions contemplated under this Agreement without receiving prior written authorization from Seller (not to be unreasonably withheld, conditioned or delayed); provided, that nothing in this Section 5.1(b) shall be construed to restrict Buyer or its Affiliates from contacting any Person to the extent the subject of such communications is not related to this Agreement or any Ancillary Agreement, or the transactions contemplated hereby or thereby.
(c)    Buyer agrees to indemnify and hold harmless the Indemnified Seller Entities from and against any and all Damages incurred by such Indemnified Seller Entities to the extent arising out of any exercise of the access rights under this Section 5.1, including any Claims by any of Buyer's Representatives for any injuries or property damage while present at the Facilities, except in cases of Seller's or its Representatives' willful misconduct or gross negligence.
(d)    On or as soon as reasonably practicable (but in no event more than ten (10) days after the Closing Date), Seller shall deliver to Buyer all the Books and Records (to the extent not already located at the Facilities), except as prohibited by applicable Law.
(e)    Following the Closing, Seller shall be entitled to retain copies (at Seller's sole cost and expense) of all books and records relating to its ownership or operation of the Acquired Assets and the Assumed Liabilities and shall keep such information confidential in accordance with Section 5.5(c).
(f)    After the Closing, Buyer will, and will cause its Representatives to, afford to Seller and its Affiliates, including their respective Representatives, reasonable access to (or, at Buyer's option, copies of) all books, records, files and documents to the extent they are related to the Acquired Assets or the Assumed Liabilities, and to periods ending prior to the Closing Date, subject to Seller's obligation to keep such books, records, files and documents confidential in accordance with Section 5.5(c), in order to permit Seller and its Affiliates and their respective Representatives to prepare and file their Tax Returns and to prepare for and participate in any investigation with respect thereto, to prepare for and participate in any other investigation and defend any Claims relating to or involving Seller or its Affiliates, to discharge its obligations under this Agreement, to comply with financial reporting requirements, and for other reasonable purposes, and will afford Seller and its Affiliates reasonable assistance in connection therewith. Buyer will cause such records to be maintained for not less than seven (7) years from the Closing Date and will not dispose of such records without first offering in writing to deliver them to Seller; provided, however, that in the event that Buyer transfers all or a portion of the Acquired Assets or the Assigned Contracts to any third party during such period, Buyer may transfer to such third party all or a portion of the books, records, files and documents related thereto, provided such third-party transferee expressly assumes in writing the obligations of Buyer under this Section 5.1(f).

(g)    On and after the Closing Date, at the request of either Party, the other Party shall make available to such requesting Party, its Affiliates and their respective Representatives, those employees of the non-requesting Party requested by such requesting Party in connection with any Claim, including to provide testimony, to be deposed, to act as witnesses and to assist counsel; provided, however, that (i) such access to such employees shall not unreasonably interfere with the normal conduct of the operations of the non-requesting Party, (ii) the requesting Party shall pay and reimburse the non-requesting Party for the out-of-pocket costs reasonably incurred by the non-requesting Party in making such employees available to the requesting Party and its Affiliates and their respective Representatives, and (iii) such assistance shall be provided insofar as the same may be provided without (a) violating any Law or Permit or (b) waiving any attorney-client privilege, as determined in the reasonable opinion of counsel to the non-requesting Party.
(h)    No later than thirty (30) days after the date of this Agreement, Seller shall Make Available to Buyer all Assigned Contracts entered into by Seller on or prior to the date of this Agreement.
SECTION 5.2. Conduct of Business Pending the Closing.
(a)    During the Interim Period and except as set forth in Schedule 5.2(a) or as expressly contemplated by this Agreement, (i) Seller shall operate and maintain the Facilities and otherwise conduct its business relating to the Facilities in the ordinary course of business consistent with past practices, and (ii) Seller shall use commercially reasonable efforts to preserve, maintain and protect the Acquired Assets (excluding the Assigned Contracts, which are addressed in Section 5.2(b)) in each case, in compliance in all material respects with applicable Permits and Laws. Without limiting the foregoing, during the Interim Period, except (x) as otherwise expressly contemplated by this Agreement, (y) as set forth in Schedule 5.2(a) or (z) as consented to by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, Seller shall not and shall cause its Affiliates not to (to the extent relating to the Acquired Assets):
(i)    Sell, dispose of or lease any Acquired Assets, other than (A) sales and dispositions of electric energy, capacity, ancillary services or fuel in the ordinary course of business and for delivery no later than the Closing Date, (B) sales or dispositions of obsolete or surplus assets in connection with the normal repair or replacement of assets or properties, not in excess of $250,000 individually or $1,000,000 in the aggregate and (C) leases permitted under Section 5.2(a)(vi);
(ii)    acquire or exchange any Acquired Assets except to the extent that such Acquired Assets are acquired or exchanged in the ordinary course of business;
(iii)    fail to maintain its existence or merge or consolidate with any other Person (unless the surviving entity assumes all liabilities and obligations of Seller under this Agreement and the Ancillary Agreements, and the Guarantor affirms its obligations under the Guaranty) or enter into any joint venture, partnership or similar venture with any other Person;
(iv)    liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(v)    make a voluntary assignment for the benefit of its creditors or file a voluntary petition of bankruptcy or insolvency or otherwise institute insolvency proceedings of any type;
(vi)    place any Liens on any Facility or other Acquired Assets (other than Permitted Liens);
(vii)    make any material modification to a Facility or otherwise incur capital expenditures in excess of $1,000,000 in the aggregate, except in accordance with the Budgeted Capital Expenditures or as otherwise required by applicable Law or applicable Permit;
(viii)    materially increase the compensation or employee benefits of any Scheduled Employee (except for any such increases (A) in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses, or (B) otherwise required by applicable Law);
(ix)    (A) terminate the employment of any Scheduled Employee (except for cause or otherwise required by applicable Law), (B) hire any person so as to become a Facilities Employee or Off-Site Facilities Employee (except in replacement of a Scheduled Employee whose employment with Seller has been terminated, otherwise in the ordinary course of business or as required by applicable Law), (C) transfer any employee of Seller or any of its Affiliates so as to become a Facilities Employee or Off-Site Facilities Employee (except in replacement of a Scheduled Employee whose employment with Seller has been terminated, otherwise in the ordinary course of business or as required by applicable Law), or (D) transfer any Facilities Employee or Off-Site Facilities Employee to another position with Seller or any Affiliate of Seller (except as required by applicable Law); provided, that the aggregate number of Facilities Employees and Off-Site Facilities Employees set forth on Schedule 3.12(a) shall not increase during the Interim Period pursuant to this Section 5.2(a)(ix);
(x)    enter into, assign, amend, terminate or waive any material term under any agreement with a collective bargaining representative or group of Scheduled Employees, including the CBA, except as required by Law, or enter into any severance or retention agreement with or with respect to any Scheduled Employee other than standard at-will offers of employment or termination agreements in the ordinary course of business;
(xi)    (A) compromise or settle any Claims which would reasonably be expected to give rise to Liabilities to be borne by Buyer in excess of $250,000 individually or $1,000,000 in the aggregate or (B) waive or settle any rights having a value in excess of $250,000 individually or $1,000,000 in the aggregate;
(xii)    amend, restate, supplement, renew, waive any rights under or terminate any material Permit, except in the ordinary course of business and on terms and conditions not materially less favorable to any of the Facilities than under the Permit being amended, restated, supplemented or renewed;
(xiii)    abandon or permit to lapse any material Assigned Intellectual Property; or
(xiv)    agree or commit to do any of the foregoing.
(b)    During the Interim Period, Seller shall, and shall cause its Affiliates to, continue to administer the Assigned Contracts in the ordinary course of business consistent with past practices including using commercially reasonable efforts to preserve and maintain such Assigned Contracts in accordance with their terms and in compliance in all material respects with applicable Permits and Laws. Without limiting the foregoing, during the Interim Period, except (x) as otherwise expressly contemplated by this Agreement, (y) as set forth in Schedule 5.2(b) or (z) as consented to by Buyer, which consent shall not be unreasonably withheld, delayed or conditioned, Seller shall not, and shall cause its Affiliates not to:
(i)    (A) assign or terminate, or amend or waive any material term under, any (I) Material Contract, or (II) other than in the ordinary course of business any other Assigned Contract or (B) enter into any new Contract that would be an Assigned Contract (1) other than in the ordinary course of business, (2) under which the payment obligations exceed $250,000, (3) which would constitute a Material Contract pursuant to Section 3.9(a)(vii), (4) for the sale or disposition of electric energy, capacity or ancillary services for delivery after the Closing Date, or (5) between Seller and any Affiliate thereof;
(ii)    expand any obligation under or amend in any adverse respect, any term under any existing Support Obligations;
(iii)    provide, post, deliver or enter into any new Support Obligations, except in the ordinary course of business and as required pursuant to the terms of any Assigned Contract and consistent therewith; or
(iv)    agree or commit to do any of the foregoing.
(c)    With respect to any new or amended Support Obligation during the Interim Period, Seller shall give Buyer prompt notice thereof (and in all events on or prior to twenty (20) days after the final execution of such new Support Obligation or amendment, and at least twenty (20) days before Closing), including any update to Schedule 5.4, along with copies of relevant documents or instruments.
(d)    Seller may take commercially reasonable actions that would otherwise be prohibited pursuant to Section 5.2(a) in order to prevent the occurrence of or mitigate the existence of an emergency situation involving endangerment of life, human health, safety or the environment or the protection of equipment or other assets; provided, however, that (i) Seller shall provide Buyer with notice of such emergency situation and any such action taken by Seller as soon as reasonably practicable, and (ii) nothing in this Section 5.2(d) shall be deemed to waive any breach of violation by Seller of any representation or warranty under this Agreement as a result of such action.

(e)    With respect to any Permits for which the date for renewal will have passed by the Closing Date, Seller shall file by the Closing Date all applications necessary to renew such Permits in a timely fashion without any material modifications to the terms of such Permits, except as may be required by applicable Law.
(f)    During the Interim Period, Seller shall, and shall cause its Affiliates to, notify Buyer of (and with respect to subparts (i) and (iii) Buyer shall notify Seller of): (i) any Claim pending or, to Seller's Knowledge, threatened, against or otherwise relating to Seller or the Acquired Assets before any Governmental Entity or any arbitrator that seeks a writ, judgment, order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement; (ii) any Claim settled by Seller, as permitted under Section 5.2(a)(xi), including reasonable details regarding the underlying Claim and the terms of such settlement; (iii) any Order that prohibits the consummation of the transactions contemplated by this Agreement; or (iv) any written notice Seller or its Affiliates receives (A) alleging any material violation of, or material Liability under, Law (including any Environmental Law) with respect to the Acquired Assets or Seller's ownership, operation or maintenance thereof, (B) alleging any material violation of any material Permit (including any Environmental Law) necessary for the ownership, operation or maintenance of the Acquired Assets by Seller as currently conducted, (C) regarding any pending or threatened proceeding to condemn or take by power of eminent domain all or any part of the Owned Real Property or the Leased Real Property or (D) alleging that Seller (or, in the case of the Assigned Transmission Contract, PPL EPlus) is in default under any Material Contract or Assigned Contract.
SECTION 5.3. Support Obligations.
(a)    Prior to the Closing, Seller and Buyer shall cooperate, and each shall use its commercially reasonable efforts, to terminate, or cause Buyer to be substituted in all respects for Seller and any of Seller's Affiliates in respect of all obligations of Seller and any of its Affiliates under all Support Obligations relating to Permits or Contracts assumed by Buyer as of the Closing.
(b)    Buyer agrees to (i) furnish letters of credit, (ii) deliver cash collateral and (iii) assume Seller's obligation under guaranties, in each case, in accordance with the credit support requirements of any Assigned Contract pursuant to which a Support Obligation has been provided; provided that, with respect to each such Support Obligation, Buyer shall not be required under this Section 5.3(b) to deliver replacement credit support of the same type as, or with terms and conditions substantially similar to, such Support Obligation, provided the replacement credit support delivered by Buyer complies with the terms and conditions of the applicable Assigned Contract or is otherwise acceptable to the counterparty thereto.
(c)    If Buyer and Seller are unable to obtain the full and unconditional release of Seller from any Support Obligation as of the Closing pursuant to Section 5.3(a) (each such Support Obligation, until such time as it is released in accordance with Section 5.3(a), a “Continuing Support Obligation”):
(i)    from and after the Closing Date, Buyer and Seller shall continue to cooperate, and each shall continue to use commercially reasonable efforts, to obtain promptly the full and unconditional release of Seller or any of its

Affiliates from each Continuing Support Obligation and evidence reasonably satisfactory to Seller or such Affiliate of each such release; and
(ii)    Buyer shall indemnify Seller and any of its Affiliates from and against any liabilities, losses and reasonable costs or expenses (including any issuance, amendment or maintenance fees and expenses) incurred by Seller and any such Affiliate in connection with each Continuing Support Obligation (including reimbursement immediately following demand therefor with respect to any demand or draw upon, or withdrawal from, any Continuing Support Obligation).
SECTION 5.4. Assigned Contracts.
(a)    From and after the date of this Agreement, Buyer and Seller shall use commercially reasonable efforts to obtain the written consent, from each party (other than any of Seller or its Affiliates) (each a “Counterparty”) to each Assigned Contract, to the assignment and assumption of such Assigned Contract at Closing in accordance with Section 2.1(a)(v) and Section 2.1(c)(i), exclusively relating to such Assigned Contracts, held by or for the benefit of Seller. Without limiting the foregoing, Buyer's efforts shall include (i) offering to replace any Support Obligations maintained by any Affiliate of Seller in favor of any Counterparty in accordance with the requirements of Section 5.3 and in the case of Assigned Contracts with respect to which neither Seller nor any of its Affiliates has posted or maintains any Support Obligation, Buyer shall comply with all requirements under any such Assigned Contract to post or maintain credit support as security for the performance of its obligations as assignee thereof, as required by Section 5.3, and (ii) where indicated in Schedule 5.4, entering into a master agreement or similar enabling agreement with any such Counterparty, on substantially the same terms as those in place on the date hereof in a master or enabling agreement between Seller and such Counterparty (as disclosed to Buyer prior to the date hereof), in connection with the assignment to Buyer of one or more purchase orders or similar Contracts that represent Assigned Contracts subject to such master agreement or enabling agreement with Seller. For the avoidance of doubt, it is specifically acknowledged and agreed by the Parties that (A) neither Buyer nor Seller shall be obligated to incur, pay, reimburse or provide or cause any of their respective Affiliates to incur, pay, reimburse or provide, any liability, compensation, consideration or charge to obtain the written consent of any Counterparty to the assignment and assumption of any Assigned Contract and (B) with respect to any Assigned Contracts to which Buyer is the Counterparty, Buyer hereby consents to the assignment of such Assigned Contracts by Seller or its Affiliates to Buyer.
(b)    If Buyer and Seller are unable to obtain any required consent of a Counterparty to the assignment of any Assigned Contract marked with an asterisk on Schedule 2.1(a)(v) prior to the Closing, and if either of Buyer or Seller has elected to waive the condition set forth in Section 6.1(g)(i) and Section 6.2(g)(i), as applicable, with respect to such Assigned Contract, then any such Assigned Contracts shall not be assigned at Closing (such non-assigned Contracts, the “Non-Assigned Contracts”), and Buyer and Seller shall continue to comply with their obligations under Section 5.4(a) to the extent and for so long as the applicable Non-Assigned Contract shall not have been assigned to Buyer, and Buyer and Seller shall use commercially reasonable efforts (but, in no event, in contravention of any rights or obligations pursuant to such Contract or otherwise in violation of Law) to enter into one or more back-to-back Contracts that would (i) place Buyer in the same or a substantially similar position (except in respect of any Excluded

Liabilities) and (ii) provide Buyer the same or substantially similar rights, privileges, liabilities, benefits and obligations, in each case, as if such Non-Assigned Contract had been assigned to Buyer in accordance with Section 2.1(a)(v) as of the Closing.
(c)    Seller shall reasonably cooperate with Buyer in providing such notices to Counterparties as may be required by the terms of any Assigned Contracts or as Buyer (acting reasonably) may deem necessary, including notices providing Counterparties with updated notice information.
SECTION 5.5. Confidentiality; Publicity.
(a)    No Party will issue any press release or similar public announcement or public communication regarding this Agreement or the proposed transactions contemplated hereunder, or any matter related to the foregoing, without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or Permit (including any rules of an applicable securities exchange), in which case the disclosing Party shall, as permitted by applicable Law or Permit, first allow the other Parties at least two (2) Business Days to review such announcement or communication and the opportunity to comment thereon; provided that approval shall not be required in respect of any public announcement by a Party that is substantially similar in content to any announcement previously approved by the other Party.
(b)    The confidentiality provisions set forth in paragraphs 1, 2, 3, 4, 5, 6 and 10 of the Confidentiality Agreement shall be incorporated herein, except to the extent such provisions conflict with an express provision of this Agreement, in which case the provision of this Agreement shall control, with effect from the date hereof until the earlier to occur of (A) the Closing, or (B) two (2) years from the date hereof.
(c)    At the Closing, the Parties shall enter into the Post-Closing Confidentiality Agreement attached hereto as Exhibit H. From and after the Closing Date, the Post-Closing Confidentiality Agreement shall constitute the entire agreement and supersede all prior agreements and understandings between the Parties with respect to matters related to confidentiality.
(d)    Notwithstanding clause (b) of this Section 5.5, Buyer shall be permitted to disclose Confidential Information to any Governmental Entity as necessary or desirable in order to obtain any Buyer Required Consent in accordance with Section 5.7, and Buyer shall have no obligation to seek a protective order or other appropriate remedy in order to limit such disclosure; provided Buyer shall provide Seller reasonable advance notice of any such proposed disclosure in order to permit Seller to seek such a protective order or other appropriate remedy. To the extent Seller elects to seek such a protective order or other appropriate remedy, Seller shall bear all costs and other obligations with respect thereto; provided Buyer agrees not to oppose any action by Seller to obtain such protective order or other appropriate remedy in order to limit such disclosure.
SECTION 5.6. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

Notwithstanding this immediately preceding sentence, each Party shall pay all filing fees owed by it and required by Governmental Entities with respect to Permits, except for filing fees in connection with filings under the HSR Act, which shall be shared equally by Buyer and Seller.
SECTION 5.7. Regulatory and Other Approvals.

(a)    During the Interim Period, each Party will, in order to consummate the transactions contemplated under this Agreement and the Ancillary Agreements, provide reasonable cooperation to the other Party, and proceed diligently and in good faith and use commercially reasonable efforts, as promptly as practicable, to (i) obtain the Buyer Required Consents and the Seller Required Consents, in each case, in form and substance reasonably satisfactory to Seller and Buyer, (ii) make all required filings with, and to give all required notices to, the applicable Governmental Entities or other Persons required to consummate the transactions contemplated under this Agreement and the Ancillary Agreements, and (iii) cooperate in good faith with the applicable Governmental Entities or other Persons and provide promptly such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith.
(b)    During the Interim Period, the Parties will provide prompt notification to each other when any Consent or Permit referred to in Section 5.7(a) is obtained, taken, made, given or denied, as applicable. Each Party will promptly inform the other Parties of any material communication received by such Party from, or given by such Party to, any Governmental Entity or other Person from which any such Consent or Permit is required, in each case regarding any of the transactions contemplated under this Agreement and the Ancillary Agreements and will permit the other Party to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any such Governmental Entity, and to the extent permitted by such Governmental Entity, give the other Party the opportunity to attend and to participate in such meetings and conferences.
(c)    In furtherance of the foregoing covenants:
(i)    Each of Buyer and Seller shall use their commercially reasonable efforts to (A) make an appropriate filing of a “Notification and Report Form” pursuant to the HSR Act with respect to the transactions contemplated under this Agreement and the Ancillary Agreements within fifteen (15) days after the earlier of (I) the date the MPSC notifies Buyer (pursuant to Section 69-8-421 of the Montana Code) that its application filed pursuant to Section 5.7(c)(ii) is adequate and in compliance with the MPSC's minimum filing requirements or (II) the expiration of the forty-five (45)-day period during which the MPSC is required to deliver such notice, absent notification by the MPSC during such period of any inadequacy in Buyer's filing (or such alternate period, as mutually agreed by the Parties, as may be necessary or desirable to coordinate filings and receipts of Permits, and avoid expiration of any Permit prior to the Closing), (B) supply as promptly as practicable any additional information or documentary material that may be requested pursuant to the HSR Act, (C) comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, made by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (the “Antitrust Authorities”) and (D) make as promptly as practicable any necessary or appropriate subsequent or supplemental filings and cooperate in the preparation of such filings as is reasonably necessary and appropriate.
(ii)    Buyer shall use its commercially reasonable efforts to (A) within ninety (90) days following the execution of this Agreement (or such alternate period, as mutually agreed by the Parties, as may be necessary or desirable to coordinate filings and receipts of Permits, and avoid expiration of any Permit prior to the Closing), make an appropriate filing with the MPSC of all documents reasonably required to obtain the MPSC Approvals and (B) supply as promptly as practicable any additional information or documentary material that may be requested by MPSC, and Seller shall use its commercially reasonable efforts to cooperate with Buyer in connection therewith to obtain the required Consent. Buyer shall consult with Seller on all principal filings submitted by Buyer to the MPSC in connection with the MPSC Approvals; provided that Buyer shall have no obligation to consult with Seller to the extent there is insufficient time prior to the requested or required deadline for submission of any such filing to MPSC; provided, further, Buyer shall not enter into any agreement with the MPSC to accelerate any such requested deadline without Seller's consent (which shall not be unreasonably withheld, delayed or conditioned).
(iii)    Other than with respect to filings under the HSR Act or to the MPSC, Buyer and Seller will use commercially reasonable efforts, within ninety (90) days following the execution of this Agreement (or such alternate period, as mutually agreed by the Parties, as may be necessary or desirable to coordinate filings and receipts of Permits, and avoid expiration of any Permit prior to the Closing), prepare and file with each applicable Governmental Entity requests for such Permits as may be necessary for the consummation of the transactions contemplated under this Agreement and the Ancillary Agreements, including the FERC Approvals. Buyer and Seller will diligently pursue and use commercially reasonable efforts to obtain such Permits and will cooperate with each other in seeking such Permits. To such end, the Parties agree to make available the personnel and other resources of their respective organizations in order to obtain all such Consents.
(d)    Notwithstanding anything herein to the contrary, Buyer shall not be obligated to provide Seller with proprietary information relating to Buyer's business or any information that could reasonably be expected to result in a violation of any Law or Contract or constitute waiver of any attorney client privilege.
(e)    From and after the Closing Date, Buyer shall be responsible for maintaining any applicable registrations with WECC or NERC in respect of the Facilities, such that Seller shall have no responsibility and Buyer shall be responsible, after the Closing Date for the compliance of the Facilities with any applicable WECC or NERC standards during the period from and after the Closing. The Parties shall cooperate in good faith to deliver to WECC, prior to the Closing Date and otherwise in accordance with WECC policy a registration letter in the form of Exhibit J in furtherance of the changes to the WECC registration required to reflect the transactions contemplated by this Agreement. The Parties will advise WECC when the Closing Date has occurred.

SECTION 5.8. Seller Marks. As soon as reasonably practicable but in no event more than ninety (90) days after the Closing Date, Buyer shall remove, cover or conceal from the Facilities or the Acquired Assets any and all any names, marks, trade names, trademarks and corporate symbols and logos incorporating “PPL” and any word or expression similar thereto or constituting an abbreviation or extension thereof (collectively and together with all other names, marks, trade names, trademarks and corporate symbols and logos owned by Seller or any of its Affiliates, the “Seller Marks”). Thereafter, Buyer shall not use any Seller Mark or any name or term confusingly similar to any Seller Mark in connection with the sale of any products or services, in the corporate or doing business name of any of its Affiliates or otherwise in the conduct of its or any of its Affiliates' businesses or operations. In the event that Buyer breaches this Section 5.8, Seller shall be entitled to specific performance of this Section 5.8 and to injunctive relief against further violations, as well as any other remedies at law or in equity available to Seller; provided, however, that to the extent necessary Buyer may have up to 180 days after the Closing Date in order to remove from the Facilities and the other Acquired Assets any and all Seller Marks.
SECTION 5.9. Casualty Losses.
(a)    If any of the Acquired Assets are damaged or destroyed by casualty loss (a “Casualty Loss”) during the Interim Period, Seller shall, within ten (10) Business Days after the occurrence of such Casualty Loss, notify Buyer of the same and, as soon as reasonably practicable thereafter, deliver estimates of (i) the cost of restoring such damaged or destroyed Acquired Assets attributable to such Casualty Loss to a condition reasonably comparable to their prior condition (such restoration costs, collectively, the “Restoration Cost”) and (ii) the amount of any insurance proceeds available to Seller or its Affiliates therefor, which estimate shall be prepared by a qualified engineering firm reasonably acceptable to Buyer and Seller.
(b)    If such Restoration Cost is greater than $1,000,000 but does not exceed fifteen percent (15%) of the Base Purchase Price, Seller shall repair or replace such damaged or destroyed Acquired Assets, at Seller's expense, to a condition reasonably comparable to their condition prior to such Casualty Loss; provided, however, that if such repair or replacement cannot be completed prior to the date that is ten (10) Business Days prior to the Outside Date, either Party may elect to delay Closing until such repair or replacement is reasonably complete (but not, without the other Party's consent, beyond the date that is eighteen (18) months after the date of this Agreement); provided, further, that Buyer may, within ten (10) days of an election by Seller to delay the Closing pursuant to this Section 5.9(b), elect to reduce the amount of the Base Purchase Price by the estimated amount of the remaining Restoration Cost agreed to by Seller and Buyer three (3) Business Days prior to Closing less the amount of insurance proceeds actually received by Seller in respect thereof. If Buyer elects the option pursuant to the second proviso of the preceding sentence, any election to delay Closing pursuant to this Section 5.9(b) shall be null and void and any insurance proceeds received on or prior to the Closing Date on account of such Casualty Loss shall be (A) paid directly to, or subsequently contributed to, Buyer at Closing and (B) not, prior to Closing, used by Seller or its Affiliates to pay any expense or distribution.
(c)    If the Restoration Cost is in excess of fifteen percent (15%) of the Base Purchase Price, (i) either Party may, by notice to the other Party within fifteen (15) Business Days after the date of the determination of the Restoration Cost, elect to terminate this Agreement or (ii) if neither

Party exercises such right to terminate, Seller shall repair or replace such damaged or destroyed Acquired Assets, at Seller's expense, to a condition reasonably comparable to their condition prior to such Casualty Loss; provided, however, that if such repair or replacement cannot be completed prior to the date that is ten (10) Business Days prior to the Outside Date, either Party may elect to delay Closing until such repair or replacement is reasonably complete (but not, without the other Party's consent, beyond the date that is eighteen (18) months after the date of this Agreement); provided, further, that Buyer may, within ten (10) days of an election by Seller to delay the Closing pursuant to this Section 5.9(c), elect to reduce the amount of the Base Purchase Price by the estimated amount of the remaining Restoration Cost agreed to by Seller and Buyer three (3) Business Days prior to Closing less the amount of insurance proceeds actually received by Seller in respect thereof. If Buyer elects the option pursuant to the second proviso of the preceding sentence, any election to delay Closing pursuant to this Section 5.9(c) shall be null and void and any insurance proceeds received on or prior to the Closing Date on account of such Casualty Loss shall be (A) paid directly to, or subsequently contributed to, Buyer at Closing and (B) not, prior to Closing, used by Seller or its Affiliates to pay any expense or distribution.
(d)    For the avoidance of doubt, in the event Seller completes the repair or replacement of damaged or destroyed Acquired Assets pursuant to this Section 5.9, and the cost of such repair is borne solely by Seller, Buyer shall have no rights to any insurance proceeds related thereto and shall assign its rights and claims to any insurance proceeds payable to Buyer as a result of such Casualty Loss to Seller in order to provide Seller with the right to pursue and receive such insurance proceeds.
SECTION 5.10. Condemnation.
(a)    If any of the Acquired Assets are taken by condemnation, or are subject to a pending condemnation proceeding, in each case, during the Interim Period, Seller shall, within ten (10) Business Days after the occurrence of such condemnation event or receipt of notice regarding such proceeding, notify Buyer of such event or proceeding and as soon as reasonably practicable thereafter deliver estimates of (i) the condemnation value of such Acquired Assets, individually or in the aggregate with other condemned Acquired Assets (such value with respect to such Acquired Assets, the “Condemnation Value”) and (ii) the amount of any condemnation award proceeds paid or payable to Seller or its Affiliates, which estimate shall be prepared by a qualified valuation firm reasonably acceptable to Buyer and Seller; provided that, with respect to any pending condemnation proceeding for which the Condemnation Valuation is reasonably expected to be greater than $1,000,000, the Parties shall not cause the Condemnation Value to be determined unless and until such proceeding results in a binding Order of condemnation (and shall delay Closing until such time, or such time as such proceeding is no longer pending, but in no event without the Parties' consent beyond the date that is eighteen (18) months after the date of this Agreement).
(b)    If such Condemnation Value is greater than $1,000,000 but does not exceed fifteen percent (15%) of the Base Purchase Price, Seller shall replace the Acquired Assets that are subject to the condemnation proceeding with substantially similar Acquired Assets; provided, however, that if such replacement cannot be effected to the date that is ten (10) Business Days prior to the Outside Date, either Party may elect to delay Closing until such replacement is complete (but not, without the other Party's consent, beyond the date that is eighteen (18) months after the date of this

Agreement); provided, further, that Buyer may, within ten (10) days of an election by Seller to delay the Closing pursuant to this Section 5.10(b), elect to reduce the amount of the Base Purchase Price by the estimated amount of the remaining Condemnation Value agreed to by Seller and Buyer three (3) Business Days prior to Closing less the amount of condemnation award proceeds actually received by Seller in respect thereof. If Buyer elects the option pursuant to the second proviso of the preceding sentence, any election to delay Closing pursuant to this Section 5.10(b) shall be null and void and any condemnation award proceeds received on or prior to the Closing Date on account of such condemnation event shall be (A) paid directly to, or subsequently contributed to, Buyer at Closing and (B) not, prior to Closing, used by Seller or its Affiliates to pay any expense or distribution.
(c)    If the Condemnation Value is in excess of fifteen percent (15%) of the Base Purchase Price, (i) either Party may, by notice to the other Party within fifteen (15) Business Days after the date of the determination of the Condemnation Value, elect to terminate this Agreement or (ii) if neither Party exercises such right to terminate, Seller shall replace such condemned Acquired Assets, at Seller's expense, with substantially similar Acquired Assets; provided, however, that if such replacement cannot be effected prior to the date that is ten (10) Business Days prior to the Outside Date, either Party may elect to delay Closing until such replacement is complete (but not, without the other Party's consent, beyond the date that is eighteen (18) months after the date of this Agreement); provided, further, that Buyer may, within ten (10) days of an election by Seller to delay the Closing pursuant to this Section 5.10(c), elect to reduce the amount of the Base Purchase Price by the estimated amount of the remaining Condemnation Value agreed to by Seller and Buyer three (3) Business Days prior to Closing less the amount of condemnation award proceeds actually received by Seller in respect thereof. If Buyer elects the option pursuant to the second proviso of the preceding sentence, any election to delay Closing pursuant to this Section 5.10(c) shall be null and void and any condemnation award proceeds received on or prior to the Closing Date on account of such condemnation event shall be (A) paid directly to, or subsequently contributed to, Buyer at Closing and (B) not, prior to Closing, used by Seller or its Affiliates to pay any expense or distribution.
(d)    For the avoidance of doubt, in the event Seller completes the replacement of Acquired Assets pursuant to this Section 5.10, and the cost of such replacement is borne solely by Seller, Buyer shall have no rights to any condemnation award related thereto and shall assign its rights and claims to any condemnation award payable to Buyer as a result of such condemnation event to Seller in order to provide Seller with the right to pursue and receive any such condemnation award.
SECTION 5.11. Insurance. Seller shall maintain or cause to be maintained in full force and effect the insurance policies described on Schedule 3.14(a) (or comparable replacement coverage) throughout the Interim Period. Buyer shall be solely responsible for providing insurance in respect of the Acquired Assets and for any claims made in connection with such policies after the Closing regardless of when the event or occurrence relating to any claim arose.
SECTION 5.12. Terminated Contracts and Transition Services.

(a)    Except as contemplated by this Agreement or as set forth on Schedule 5.12(a),

Seller shall, and shall cause its Affiliates to, and, solely with respect to the Terminated PPAs, Buyer shall, and shall cause its Affiliates to, take such actions as may be necessary to terminate or sever (in each case with appropriate mutual releases substantially in the form attached as Exhibit I) effective upon or before the Closing, (i) any services provided to any of the Facilities or otherwise with respect to any other Acquired Asset by Seller or any Affiliate thereof, including all Affiliate Services, other than any such services provided pursuant to the Transition Services Agreement and (ii) the Contracts listed on Schedule 5.12(a) (the “Terminated Contracts”). On and after the Closing, none of Buyer or any of its Affiliates shall have any further obligations or liabilities pursuant to the Terminated Contracts.
(b)    Concurrently with the Closing, Seller shall, and shall cause the Services Provider to, enter into an agreement with Buyer to provide those services set forth on Schedule 5.12(b) (which schedule may be amended by Buyer, upon its reasonable request no later than 120 days after the date of this Agreement, subject to Seller's written approval (which approval shall not be unreasonably withheld or delayed)) at a price equal to the applicable Transition Service Cost Percentage of cost (as allocated in accordance with the same methodologies used for such allocations by Seller and its Affiliates in accordance with past practice) and in accordance with the other terms and conditions set forth thereon (such agreements, the “Transition Services Agreement”). The Parties will agree upon any remaining terms and conditions of the Transition Services Agreement in a commercially reasonable manner as soon as practicable after the date hereof and in any event within 180 days of the date hereof.
(c)    Within thirty (30) days after the date hereof, Buyer shall deliver to Seller a list of its proposed representatives to the joint transition team. Seller will add its representatives to such team within ten (10) Business Days after receipt of Buyer's list. Such team will be responsible for preparing as soon as reasonably practicable after the date hereof, and using commercially reasonable efforts to timely implement a transition plan which will identify and describe substantially all of the various transition activities that the Parties will cause to occur before and after the Closing and any other transfer of control matters that any Party reasonably believes should be addressed in such transition plan. Buyer and Seller shall use commercially reasonable efforts to cause their representatives on such transition team to cooperate in good faith and take all reasonable steps necessary to develop a mutually acceptable transition plan no later than ninety (90) days after the date of this Agreement.
SECTION 5.13. Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be shared equally by Buyer, on the one hand, and Seller, on the other hand. Seller and Buyer shall cooperate in timely making all filings, Tax Returns, reports and forms as may be required to comply with the provisions of such Tax Laws.
SECTION 5.14. Employee, Labor and Benefits Matters.
(a)    Offer of Employment. Within ninety (90) days following the execution of this Agreement (or, in the case of an individual who becomes a Scheduled Employee after the date of this Agreement, as soon as practicable following the date on which such individual becomes a Scheduled Employee, but no earlier than ninety (90) days following the execution of this Agreement), Buyer will make an offer of employment to each Scheduled Employee for the same or a comparable position and, other than any such employee on long-term disability or non-protected leave, reflecting terms consistent with this Section 5.14 and with such offers to be contingent upon (i) the Scheduled Employee remaining employed by Seller or its Affiliates until the Closing Date, (ii) the consummation of the transaction contemplated by this Agreement and (iii) the Scheduled Employee actually commencing employment with Buyer on or, with respect to any Scheduled Employee on protected leave as of the Closing Date, within three (3) months following the Closing Date. Each Scheduled Employee who accepts such offer and who actually commences employment with Buyer effective upon the Closing Date (or, in the case of a Scheduled Employee not actively at work on the Closing Date, within three (3) months following the Closing Date) shall be referred to herein as a “Transferred Employee”); provided that each Transferred Employee who does not commence active employment with Buyer until after the Closing Date shall first be considered a Transferred Employee on such day of active employment (each respective Transferred Employee's first day of employment with Buyer, his “Transfer Date”).
(b)    Union Employees. Buyer will (i) as soon as reasonably practicable and in no event more than ten (10) Business Days following the execution of this Agreement, serve notice on IBEW Local 44 (the “Union”) that Buyer recognizes the Union, as of Closing, as the collective bargaining representative for all Transferred Employees who are represented by the Union (the “Union Employees”), (ii) assume and honor all obligations under the Collective Bargaining Agreement listed in Schedule 3.12(b) (the “CBA”) that arise on or after Closing, in accordance with Law during the remaining term of such agreement, and (iii) with the agreement of the Union or as otherwise provided by applicable Law, adopt, assume or replicate effective as of the Closing Date any Benefit Plans required to be provided to the Union Employees under the CBA. With respect to the Union Employees, the obligations of Buyer set forth in this Section 5.14 shall be subject to the terms of the CBA and all applicable labor and employment Law requirements. For the avoidance of doubt, from and after the Closing Date, Buyer assumes full responsibility to provide any severance or termination pay benefits that may be required to be provided under the CBA or otherwise arising from Buyer's actions or omissions on or after the Closing.
(c)    Seller Plans. From and after his respective Transfer Date, no Transferred Employee shall have any right to accrue any further benefits, nor any right to continue as active participants under the Benefit Plans (except to the extent required by COBRA, and except to the extent that any group medical, dental, prescription drug or vision care benefits under any Benefit Plans continue to be available, by their express terms, through the end of the calendar month in which the Closing Date occurs).
(d)    Post-Closing Compensation and Benefits; General. Effective on each respective Transferred Employee's Transfer Date, and for a period of not less than twelve (12) months following the Closing Date, Buyer shall provide each Transferred Employee who is not a Union Employee with (x) base salary and incentive compensation opportunities that are no less favorable than those provided to such employee immediately prior to the Closing Date, and (y) employee benefits (including without limitation retirement, severance, employee relocation, savings, health, vision, dental, disability and life insurance benefits, as well as vacation, time off, sick and holiday pay programs) that are no less favorable in the aggregate than those provided to such employee immediately prior to the Closing Date.

(e)    Severance. Without limiting the generality of the provisions of Section 5.14(d), from and after the Closing Date, Buyer shall provide severance pay and benefits to each Transferred Employee whose employment terminates or is terminated (for reasons other than for cause) on or during the twelve (12)-month period following the Closing Date, which are no less favorable than those set forth in the severance program listed on Schedule 5.14(e) (taking into account subsequent increases in compensation and service); provided, however, that a Transferred Employee who is covered by the CBA shall only have those severance rights, if any, as set forth in the CBA. As a condition of any such severance benefits, Buyer shall require that eligible employees shall be required to execute (and not revoke) a general release of all claims against Seller, Buyer and their respective Affiliates.
(f)    Annual Cash Incentive. Without limiting the generality of the provisions of Section 5.14(d), Buyer shall provide incentive plans, including target incentive levels, to Transferred Employees who are not Union Employees which are no less favorable than the incentive plans and target incentive levels in place immediately prior to the Closing Date, from and after Closing and through December 31 of the calendar year following the calendar year in which the Closing Date occurs. Seller shall retain and be responsible for a pro rata portion of the annual cash incentive bonuses for Transferred Employees who are not Union Employees in respect of the year in which the Closing occurs, payable at the normal time such bonuses are paid, based on actual performance for the full year.
(g)    Service Credit. With respect to any incentive, compensation or employee benefit arrangements as may be maintained by Buyer for the Transferred Employees, or in which the Transferred Employees are enrolled or participate, from time to time following the Closing Date, service by such Transferred Employees performed for Seller or any ERISA Affiliate (or a predecessor to either such entity's business or assets) shall be treated as service with Buyer, for purposes of determining eligibility to participate, vesting and, for purposes of plans or policies providing severance benefits, vacation entitlement, and sick pay, benefit accruals, in each case to the extent recognized for such respective purposes immediately before his respective Transfer Date under any comparable type of Benefit Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in a duplication of benefits.
(h)    Medical and Welfare Plan Obligations.
(i)    Buyer agrees to waive any waiting periods or limitations for preexisting conditions for each Transferred Employee under the medical and pharmacy benefit programs of Buyer made available to such Transferred Employees on or following his respective Transfer Date, to the same extent such periods or limitations would have been or were waived by Seller and its Affiliates for the same purpose under the comparable type of medical or pharmacy benefit program in which such Transferred Employee was participating or eligible to participate immediately prior to his respective Transfer Date. Buyer further agrees to credit each Transferred Employee for amounts paid by such or Transferred Employee under the medical or pharmacy benefit program in which such Transferred Employee was participating immediately prior to his respective Transfer Date towards satisfaction of the applicable deductibles and out-of-pocket limits under the comparable type of medical or pharmacy benefit program of Buyer in which such Transferred Employee first participates on or after his respective Transfer Date, to the same extent such credit was given under the applicable medical or pharmacy benefit program, and in each case in respect of the plan year in which occurs his respective Transfer Date.
(ii)    Buyer also shall honor all vacation, personal and sick days accrued by each Transferred Employee under the plans, policies, programs and arrangements of Seller or its Affiliates (or a predecessor to such entity's business or assets) immediately prior to each such Transferred Employee's respective Transfer Date to the extent not cashed out by Seller or its Affiliates.
(iii)    Buyer shall provide continuation health care coverage to Transferred Employees and their qualified beneficiaries who incur a qualifying event, in accordance with the continuation health care coverage requirements of COBRA after the Closing Date.
(i)    Flexible Spending Accounts. Seller and its Affiliates shall provide all Transferred Employees access to their Flexible Spending Accounts to pay qualified expenses after Closing in the same manner as is provided to all terminated employees under the PPL Cafeteria Plan and in compliance with COBRA.
(j)    401(k) Plan. From and for a period of not less one year after the Closing Date, Buyer agrees to cause one or more defined contribution plans that are maintained or contributed to by Buyer that is intended to be qualified under Section 401(a) of the Code and tax-exempt under Section 501(a) of the Code (“Buyer's 401(k) Plan”) to provide each Transferred Employee an opportunity to make a direct rollover to Buyer's 401(k) Plan of an eligible distribution from the 401(k) plans of Seller or any of its Affiliates (“Seller's 401(k) Plans”) that includes promissory notes (to the extent not then in default) reflecting such Transferred Employees' then outstanding participant loans under Seller's 401(k) Plans.
(k)    Buyer shall indemnify, defend, and hold Seller and its Affiliates harmless from and against any and all liabilities, claims and obligations (including attorney's fees and other costs of defense) arising out of or otherwise in respect of (A) a termination of any Transferred Employees by Buyer that occurs on the Closing Date, or (B) any suit or claim of violation brought against Seller or any of its Affiliates under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq., or any state plant closing or severance law (collectively, “WARN”) for any actions taken by Buyer on or after the Closing Date with regard to any site of employment, facility, operating unit or employee affected by this Agreement.
(l)    Facility Closings; Employee Layoffs. During the ninety (90)-day period following the Closing Date, Buyer shall not terminate the employment of any Transferred Employees in such numbers as would trigger any liability under WARN to Seller or any of its Affiliates; provided that on or before the Closing Date, Seller and its Affiliates shall provide Buyer with a list of all Scheduled Employees who have incurred an employment loss during the ninety (90)-day period ending on the Closing Date.
(m)    No Amendments; No Third-Party Beneficiaries. All provisions contained in this Section 5.14 are included for the sole benefit of the Parties to this Agreement, and nothing herein, whether express or implied, shall create any third-party beneficiary or other rights (i) in any other

Person, including, without limitation, any current or former employee, any participant in any Benefit Plan, or any dependent, alternative payee or beneficiary thereof, or (ii) to continued employment with Seller, Buyer or any of their respective Affiliates or continued participation in any Benefit Plan.
SECTION 5.15. Cash Grant Matters.
(a)    Buyer agrees to be jointly and severally liable with Seller for any “recapture” within the meaning of Section 1603 and the Section 1603 Program Guidance, of the Section 1603 Grant.
(b)    Neither Buyer nor Seller shall take any action which reasonably could be expected to, or actually does, result in any “recapture” within the meaning of Section 1603 and the Section 1603 Program Guidance.
(c)    Seller shall grant to Buyer (or its designees) access at all reasonable times to all of the information, books and records relating to the Acquired Assets within the possession of Seller (including workpapers and correspondence with Governmental Authorities and reasonable access to Seller's employees), and shall afford Buyer (or its designees) the right (at Buyer's expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Buyer (or its designees) to comply with its obligations with respect to the Section 1603 Grant, including responding to inquiries. Buyer shall grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to the Acquired Assets within the possession of Buyer (including workpapers and correspondence with Governmental Entities and reasonable access to Buyer's employees), and shall afford Seller (or its designees) the right (at Seller's expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designees) to comply with its obligations with respect to the Section 1603 Grant. Seller and Buyer will preserve all information, records or documents in their respective possessions relating to the Section 1603 Grant until six (6) months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to Section 1603; provided, that no Party shall dispose of any of the foregoing items without first offering such items to the other Party.
(d)    Buyer shall, during the period ending on March 5, 2018, (i) operate the Rainbow Redevelopment Property in compliance with the restrictions and covenants set forth in this Agreement with respect to the Section 1603 Grant, and (ii) provide Seller, on an annual basis and no later than March 10th of each year, the information set forth in, and in accordance with, Schedule 5.15(d) and any additional information requested by Seller that is reasonably necessary to allow Seller to comply with the annual performance report and certification requirements for purposes of the Section 1603 Grant. Seller shall comply with the annual performance report and certification requirements for purposes of the Section 1603 Grant. After the Closing, Seller and Buyer shall have the right to review and comment on all correspondence between the other Party and the Treasury Department, the Internal Revenue Service or the National Renewable Energy Laboratory relating to the Section 1603 Grant, including the information reporting set forth on Schedule 5.15(d), and no such correspondence will be sent without such Party's prior written approval (not to be unreasonably withheld, conditioned or delayed); provided that, prior to the Closing, Buyer shall not have any right to comment on such correspondence, and Seller may send any such correspondence without Buyer's prior written approval.
(e)    During the period ending on March 5, 2018, Buyer shall not permit the Rainbow Redevelopment Property to be directly or indirectly owned by a Disqualified Owner.
(f)    In the event that Buyer receives the Section 1603 Grant with respect to the Rainbow Redevelopment Property, Buyer shall pay over to Seller the amount received with respect to such Section 1603 Grant within ten (10) days of receipt thereof.
(g)    Both Parties shall permit the Department of Treasury, as the awarding office, the cognizant Department of Treasury inspector general, and the Comptroller General of the United States, or any of their authorized representatives, the right of physical access to the Rainbow Redevelopment Property and to any pertinent books, documents, papers, or other records (electronic and otherwise) of the Parties or its Affiliates and each partnership and pass-through entity that directly or indirectly owns an interest in the Parties which are pertinent to the Section 1603 Grant payment, in order to conduct audits, examinations, and evaluations.
(h)    The Parties agree that any information provided to the Department of Treasury in the application, attachments, supporting documents, reports or otherwise in connection with Seller's application in respect of the Section 1603 Grant may be shared with other federal agencies, including the Internal Revenue Service, as needed by those agencies to conduct official agency business. Notwithstanding the foregoing, bank account information and proprietary information will not be shared unless required by Law.
(i)    The Parties acknowledge that, in respect of the Section 1603 Grant, the Department of Treasury may publicly release (i) the name of the applicant, (ii) the type, location, and description of the property that is the subject of the application, and (iii) the amount of funding provided.
SECTION 5.16. Real Property.
(a)    Buyer may obtain (i) on or before 120 days prior to the Closing Date, one or more commitments for title insurance issued by the Title Insurance Company to insure title to the Owned Real Property and the Leased Real Property in favor of Buyer, in an amount as reasonably determined by Buyer and with all endorsements agreed to by Buyer (each, a “Title Insurance Commitment”), (ii) current proformas of extended coverage owner's policies of title insurance from the Title Insurance Company in an amount as reasonably determined by Buyer, insuring good, marketable and insurable title to the Owned Real Property and the Leased Real Property in favor of Buyer, subject only to Permitted Liens, dated as of the Closing Date and with all endorsements agreed to by Buyer (each, a “Title Insurance Policy”) and (iii) ALTA/ACSM surveys of the Owned Real Property and Leased Real Property prepared by one or more licensed professional surveyors selected by Buyer and dated no earlier than 120 days prior to the Closing Date (the “Surveys”). Buyer shall be responsible for all costs of the Title Insurance Commitments, Title Insurance Policies and the Surveys.
(b)    Buyer may object to any matters shown on the Title Insurance Commitments and/or the Surveys, other than Permitted Liens, by delivering written notice (the “Title and Survey

Objection Notice”) to Seller no later than thirty (30) days after receipt by Buyer of all the Title Insurance Commitments and Surveys. All matters reflected on the Title Insurance Commitments and Surveys shall be deemed “Permitted Encumbrances,” except to the extent Buyer objects to any such matters in a Title and Survey Objection Notice delivered to Seller within the prescribed thirty (30)-day period. Seller shall, within ten (10) Business Days after receipt of the Title and Survey Objection Notice from Buyer, deliver an estimate of the cost to remove or rectify such matters identified as objections in the Title and Survey Objection Notice (the “Objectionable Title and Survey Matters”). If such cost, in the aggregate (excluding any amount related to a mortgage or deed of trust), does not exceed ten percent (10%) of the Base Purchase Price, Seller shall remove or rectify the Objectionable Title and Survey Matters; provided, however, that if such removal or rectification cannot be effected prior to Closing, Seller may elect (i) to delay Closing for up to sixty (60) days until such removal or rectification is complete (but not, without the Buyer's consent, beyond the Outside Date) or (ii) to indemnify Buyer with respect to such Objectionable Title and Survey Matters, which shall thereafter constitute Excluded Liabilities pursuant to this Agreement. If the removal or rectification cost is in excess of 10% of the Base Purchase Price, (A) either Party may, by notice to the other Party within fifteen (15) Business Days after the delivery of such estimate by Seller, elect to terminate this Agreement or (B) if neither Party exercises such right to terminate, Seller shall remove or rectify such Objectionable Title and Survey Matters, at Seller's expense, or shall indemnify Buyer with respect to such Objectionable Title and Survey Matter, which shall thereafter constitute an Excluded Liability pursuant to this Agreement.
(c)    Seller shall execute and deliver such title certificates and other instruments as are reasonably and customarily required by the Title Insurance Company in order for the Title Insurance Company to issue the Title Insurance Policies on the Closing Date; provided that with respect to any such certificate or instrument, Seller shall not be required to undertake any obligation or incur any liability with respect to Permitted Liens (except for any Permitted Liens in respect of Excluded Liabilities), but if requested by the Title Company, Seller shall specifically identify any agreement, instrument or other matter existing, arising or contemplated pursuant to clause (b), (f) and/or (j) of the definition of Permitted Liens.
SECTION 5.17. Monthly Operating Report. During the Interim Period, on or prior to thirty (30) days following the end of each calendar month, Seller shall provide Buyer with the monthly operating reports with respect to the Facilities set forth on Schedule 5.17 prepared in the ordinary course of business consistent with past practice.
SECTION 5.18. Kerr Conveyance Price.

(a)    Seller agrees to indemnify and hold harmless the Indemnified Buyer Entities from and against any and all Damages incurred by such Indemnified Buyer Entities to the extent arising out of (i) any Claim arising out of or related to ordering paragraph (C)(3)(a) of the Kerr FERC License or the determination of the Kerr Estimated Conveyance Price or the Kerr Actual Conveyance Price pursuant to the Kerr FERC License, or (ii) any Claim by the CSKT asserting Damages or otherwise seeking redress for any actual or alleged act or omission of Seller prior to Closing (each, a “Kerr Claim”).
(b)    Seller may elect at any time to negotiate a settlement or a compromise of, or to defend, any such Kerr Claim (including any appeal thereof), in each case at its sole cost and expense and with its own counsel, if (i) Seller provides written notice to Buyer that Seller intends to undertake such defense and (ii) Seller conducts the defense of the Kerr Claim actively and diligently with counsel reasonably satisfactory to Buyer.
(c)    If Seller has elected to defend a Kerr Claim but is not recognized as the party in interest in the related proceeding following Closing due to Seller no longer being licensee under the Kerr FERC License, Buyer shall participate in any Kerr Claim at the direction of Seller, at Seller's sole cost and expense, including by taking any reasonable actions (including making filings with any Governmental Entity) at the direction of Seller relating to defense of any Kerr Claim (including any actions, including any appeal, with respect to the arbitration as to the Kerr Estimated Conveyance Price or the Kerr Actual Conveyance Price).
(d)    If Seller does not elect to defend such a Kerr Claim, Buyer may (subject to Seller's continuing right of election in Section 5.18(b)), at its option, defend, settle or otherwise compromise or pay such Kerr Claim.
(e)    Except with the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, no Party shall (i) settle or compromise any Kerr Claim that such Party is defending, or permit a default judgment or consent to an entry of judgment under any such Kerr Claim; or (ii) submit any proposed calculation of the Kerr Estimated Conveyance Price or the Kerr Actual Conveyance Price in any proceeding or otherwise pursuant to the Kerr FERC License. For the avoidance of doubt, no Party shall have the right to settle or compromise a Kerr Claim that such Party is not defending pursuant to this Section 5.18.
(f)    Each of the Parties shall promptly notify the other Party of any material developments in connection with any Kerr Claim, as they become known to such Party. From and after the Closing, Seller shall consult with Buyer at reasonable times or promptly upon Buyer's written request regarding strategy, tactics, settlement discussions and status in relation to the defense of any Kerr Claim undertaken by Seller.
(g)    From and after the Closing until the Kerr Conveyance Date and except (x) as expressly contemplated by this Agreement, (y) as required by applicable Law or Permit or (z) as consented to by Seller, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer shall operate and maintain the Kerr Plant and otherwise conduct its business relating to the Kerr Plant in the ordinary course of business, and shall use commercially reasonable efforts to preserve, maintain and protect the Kerr Plant in compliance in all material respects with applicable Permits and Laws.
(h)    If the Kerr True-Up Amount is a positive number, then, within one (1) Business Day following the Kerr Conveyance Date, Buyer shall pay to Seller an amount equal to the Kerr True-Up Amount. If the Kerr True-Up Amount is a negative number, then on the Kerr Conveyance Date, Seller shall pay to Buyer an amount equal to the absolute value of the Kerr True-Up Amount.
(i)    Any additional amounts paid by the CSKT to Buyer following the Kerr Conveyance Date pursuant to ordering paragraph (C)(3) of the Kerr FERC License shall be retained by Buyer to the extent the portion of such additional amounts is attributable to capital expenditures (net of depreciation), depreciation and other factors related to the difference between the Kerr Actual Conveyance Price and the Kerr Estimated Conveyance Price occurring after Closing and shall be paid promptly by Buyer to Seller to the extent the portion of such additional amount is attributable to capital expenditures (net of depreciation), depreciation and other factors related to the difference between the Kerr Actual Conveyance Price and the Kerr Estimated Conveyance Price occurring prior to Closing. Any additional amounts paid by Buyer to the CSKT following the Kerr Conveyance Date pursuant to ordering paragraph (C)(3) of the Kerr FERC License shall be borne by Buyer without the right of reimbursement from Seller to the extent the portion of such additional amount is attributable to capital expenditures (net of depreciation), depreciation and other factors related to the difference between the Kerr Actual Conveyance Price and the Kerr Estimated Conveyance Price occurring after Closing and shall be promptly paid by Seller to Buyer to the extent the portion of such additional amount is attributable to capital expenditures (net of depreciation), depreciation and other factors related to the difference between the Kerr Actual Conveyance Price and the Kerr Estimated Conveyance Price occurring prior to Closing. Buyer and Seller agree to cooperate reasonably in order to effectuate the allocations contemplated pursuant to this section.
SECTION 5.19. Seller Financing Cooperation. Prior to the Closing, Seller shall use commercially reasonable efforts to cooperate, and to cause its Affiliates to cooperate (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its Affiliates), with Buyer in connection with Buyer obtaining the Financing, or in order to comply with Buyer's current or future obligations under applicable securities Law (including Regulation S-X under the Securities Act of 1933), by:
(a)    furnishing financial and other pertinent and customary information relating to the Acquired Assets and the business of Seller in owning, operating and maintaining the Acquired Assets, as promptly as reasonably practicable, to Buyer and the Financing Sources to the extent reasonably requested by Buyer, including financial statements (which, with respect to annual financial statements, shall have been audited and, with respect to interim financial statements, shall have been reviewed by the independent accountants for Seller as provided in Statement on Auditing Standards No. 100), and other business and financial data, in each case, of the type and form required by Regulation S-X under the Securities Act of 1933 and of the type and form customarily included in a registration statement on Form S-1 for a non-reporting company under the Securities Act of 1933 for a public offering of debt or equity securities, all other data that would be necessary for the underwriter of such offering of securities by Buyer to receive customary “comfort” (including “negative assurance” comfort) from Seller's independent accountants in connection with such offering of securities, data related to the Acquired Assets that would be necessary to obtain or confirm a corporate rating for secured and unsecured indebtedness of Buyer in respect of such offering of securities, all data of the type customarily required by lenders in connection with secured or unsecured debt financings, and such other financial or other data as Buyer or the Financing Sources may reasonably request;
(b)    using commercially reasonable efforts to obtain from Seller's independent accountants comfort letters (and consents of such accountants for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended) customarily provided with respect to financial information of an acquired business in a public offering of debt or equity securities; and
(c)    providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about Seller or its subsidiaries or securities.
Buyer shall, upon request by Seller, reimburse Seller for all documented and reasonable out-of-pocket costs incurred by Seller or its Affiliates in connection with this Section 5.19; provided, however, any such amounts shall be remitted to Buyer if (I) this Agreement is terminated pursuant to Section 8.1(a) and (II) Seller subsequently sells or transfers one or more of the Facilities to an unaffiliated third-party buyer within twelve (12) months of such termination date and, in connection with such sale, the purchaser thereunder utilizes any of the information delivered pursuant to this Section 5.19.
SECTION 5.20. Further Actions.
(a)    Subject to the terms and conditions of this Agreement, Buyer and Seller agree to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement or any Ancillary Agreement; provided that in no event shall any Party be required to take any action which (i) in the opinion of its counsel, is unlawful or would or could constitute a violation of any applicable Law or (ii) could reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or any Ancillary Agreement.
(b)    Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at any Party's request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.
SECTION 5.21. Assigned Transmission Contract.
(a)    Seller agrees to cause PPL EPlus, no later than the Closing, to effect the amendment of the Assigned Transmission Contract to change the “Point of Receipt” thereunder from “CROSSOVER” to “KERR” until the Kerr Conveyance Date, after which time it will revert to “CROSSOVER”.
(b)    Buyer agrees (i) from and after the Closing Date until such Assigned Transmission Contract is assigned to PPL EPlus (or its designee) pursuant to clause (ii) of this Section 5.21(b), to (A) exercise “rollover” rights to extend the term of the Assigned Transmission Contract unless Buyer receives written notice from PPL EPlus that no further extensions of the Assigned Transmission Contract are required pursuant to this Section 5.21(b) and (B) not to amend or modify the Assigned Transmission Contract without PPL EPlus's consent (which shall not be unreasonably withheld, conditioned or delayed); and (ii) as promptly as practicable following the

Kerr Conveyance Date, to assign to PPL EPlus (or its designee) all of the right, title and interest of Buyer in and to the Assigned Transmission Contract.
SECTION 5.22. Resolution of Certain Claims.
(a)    As between Buyer and Seller, Seller shall have the right and ability to resolve the Claims described in items 1 and 2 on Schedule 3.6(a); provided, however, (i) from and after the date of this Agreement, Seller shall, in good faith, consult with Buyer on all material decisions regarding strategy and tactics in respect of its defense of any Claim described in items 1 and 2 on Schedule 3.6(a); (ii) without obtaining Buyer's consent (not to be unreasonably withheld, conditioned or delayed), Seller will not take any action in respect of any Claim described in items 1 and 2 on Schedule 3.6(a) that would reasonably be expected to (A) materially increase any Assumed Claims Liabilities in respect of such Claims (other than legal fees and expenses in connection with item 1 on Schedule 3.6(a)), (B) materially impair the operation of any Facility as currently operated or (C) if Seller were to act or speak on Buyer's behalf, materially impair Buyer's claims in the insurance coverage litigation captioned NorthWestern Corp. v. Associated Electric & Gas Insurance Services, Ltd., No. 07-1174 (S.D. Cir. Ct. Minnehaha County); and (iii) without obtaining Buyer's consent (not to be unreasonably withheld, conditioned or delayed), Seller shall not enter into any settlement in respect of any Claim described in items 1 and 2 on Schedule 3.6(a).
(b)    Buyer shall not, without Seller's consent (not to be unreasonably withheld, conditioned or delayed), (i) take any action in respect of any Claims described in items 1 and 2 on Schedule 3.6(a) that would reasonably be expected to materially increase any Excluded Claims Liabilities in respect of such Claims; or (ii) settle or compromise any such Claims, or (with respect to item 1 on Schedule 3.6(a)) engage in communications concerning such Claims with any other party thereto (or such party's counsel) or any Governmental Entity before which such Claim has or may be brought; provided that the foregoing shall not restrict Buyer from taking any action in respect of its claims in the insurance coverage litigation captioned NorthWestern Corp. v. Associated Electric & Gas Insurance Services, Ltd., No. 07-1174 (S.D. Cir. Ct. Minnehaha County).
SECTION 5.23. Buyer Financing Efforts.
(a)    Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing, including using commercially reasonable efforts (i) to maintain in effect the Commitment Letter until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the Financing, (iii) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to Buyer to funding in any definitive agreement with respect to the Financing and to consummate the Financing at or prior to the Closing, (iv) to enforce its rights under the Commitment Letter to the extent failure to so enforce would reasonably be expected to have a material adverse impact on the amount of the Financing or the availability of the Financing at the Closing and (v) to comply with its obligations under the Commitment Letter to the extent failure to so comply would reasonably be expected to have a material adverse impact on the amount of the Financing or the availability of the Financing at the Closing.

(b)    Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Commitment Letter that imposes new or additional conditions, in each case, that would reasonably be expected to materially delay, materially impair or prevent the availability of all or any portion of the Financing or the consummation of the transactions contemplated by this Agreement (it being understood and agreed that Buyer may amend the Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Commitment Letter as of the date of this Agreement).
(c)    Without limiting the generality of the foregoing, Buyer shall give Seller prompt notice (i) of any actual or alleged breach or default by any party to the Commitment Letter or definitive document related to the Financing of which Buyer becomes aware, if such breach or default would reasonably be expected to affect the timely availability or the amount of the Financing at the Closing and (ii) if for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Financing. If any portion of the Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Commitment Letter and related fee letter, Buyer shall use commercially reasonable efforts to arrange and obtain in replacement thereof alternative financing from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable following the occurrence of such event.
(d)    Buyer acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI.
SECTION 5.24. Sale-Leaseback.
(a)    On or before the date that is ninety (90) after the date of this Agreement, Seller shall deliver to Buyer true and complete copies of four (4) letter agreements, in each case, substantially in the form of Exhibit K and duly and validly executed by Seller, the Owner Lessor party thereto and the Owner Participant party thereto (collectively, the “Lease Termination Agreements”). Upon delivery thereof by Seller pursuant to this Section 5.24(a), each Lease Termination Agreement shall be in full force and effect and constitute the legal, valid and binding obligation of Seller and, to Seller's Knowledge, the Owner Lessor and Owner Participant party thereto, and shall be enforceable against Seller and, to Seller's Knowledge, the Owner Lessor and Owner Participant party thereto, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
(b)    Seller (i) shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the closing of the “Transaction” under (and as defined in) each Lease Termination Agreement, such that the consummation by Seller of the transactions contemplated under this Agreement do not contravene or violate any provision of the Lease Participation Agreements (the “Lease Termination Closing”), no later than April 30, 2014, including using commercially reasonable efforts (A) to maintain in effect the each Lease Termination Agreement until the consummation of the Lease Termination Closing thereunder, (B) to satisfy on a timely basis all conditions applicable to Seller to such consummation, (C) to enforce its rights under each Lease Termination Agreement and (D) to comply with its obligations under each Lease Termination Agreement, and (ii) shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Lease Termination Agreement that imposes new or additional conditions, in each case, that would reasonably be expected to materially delay, materially impair or prevent the consummation of the Lease Termination Closing thereunder. Without limiting the generality of the foregoing, Seller shall give Buyer prompt notice of any breach or default by any party to any Lease Termination Agreement of which Seller becomes aware, if such breach or default would reasonably be expected to materially adversely affect the timely consummation of the Lease Termination Closing thereunder.
(c)    Seller shall deliver to Buyer true and complete copies of (i) each redemption notice, officer's certificate and opinion of counsel required to be delivered by Seller or any Owner Lessor under the Lease Termination Agreements, promptly following delivery thereof by Seller to the Lease Indenture Trustee, (ii) each bill of sale required to be executed and delivered by Seller and each Owner Lessor under its respective Lease Termination Agreement (the “Lease Termination Bills of Sale”) and (iii) all other releases, other documents or instruments executed and delivered by any Owner Lessor or the Lease Indenture Trustee pursuant to paragraph 6 of the Lease Termination Agreements (including evidence of the surrender and cancellation of each Lease Indenture (as defined in the Lease Termination Agreements), in each case, promptly following consummation of the Lease Termination Closing thereunder.
(d)    If the four (4) Lease Termination Closings have not been consummated on or prior to April 30, 2014, Buyer may, by notice to Seller, elect to terminate this Agreement; provided that Buyer shall have no right to terminate this Agreement pursuant to this Section 5.24(d) if Seller shall have delivered to Buyer one or more alternative agreements, reasonably acceptable to Buyer, pursuant to which the four (4) Lease Participation Agreements, or any terms thereunder, have been terminated, amended or waived such that the consummation by Seller of the transactions contemplated under this Agreement will not contravene or violate any provision of the Lease Participation Agreements.
SECTION 5.25. Rainbow Demolition Plan. Prior to incurring any Rainbow Demolition Costs, Buyer shall present the proposed plan and budget in connection with the demolition of the old power house at the Rainbow Plant to Seller for review and approval (not to be unreasonably withheld, delayed or conditioned), and Buyer shall adhere to such plan and budget in all material respects or obtain Seller's approval (not to be unreasonably withheld, delayed or conditioned) with respect to any changes thereto or deviations therefrom, provided that no approval by Seller shall be required with respect to any such changes or deviations which do not cause the total amount of Rainbow Demolition Costs to exceed 110% of the amount of costs specified in the agreed plan and budget (and any changes thereto previously approved by Seller).

ARTICLE VI
SPECIFIED CONDITIONS
SECTION 6.1. Buyer's Conditions Precedent. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to fulfillment to the reasonable satisfaction of Buyer, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Buyer in its sole discretion:
(a)    Representations and Warranties. (i) The representations and warranties of Seller set forth in Article III hereof (other than the representations and warranties set forth in Section 3.2 (Authorization) and Section 3.3(i) (Noncontravention) and excluding, for the purposes of this Section 6.1(a)(i) only, all qualifications as to materiality, including Material Adverse Effect) shall be true and correct in all respects on and as of the Closing Date as though made on and as of such date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except, in each case, to the extent that any such failures to be true and correct, whether individually or in the aggregate, would not be reasonably expected to result in a Material Adverse Effect; and (ii) the representations and warranties of Seller set forth in Section 3.2 (Authorization) and Section 3.3(i) (Noncontravention) hereof shall be true and correct in all material respects on and as of the Closing Date as though made on and as of such date.
(b)    Compliance with Agreements. The covenants, agreements and obligations required by this Agreement or any Ancillary Agreement to be performed and complied with by Seller prior to or at the Closing Date shall have been performed and complied with in all material respects.
(c)    Certificate. Seller shall execute and deliver to Buyer a certificate of an authorized officer of Seller, dated as of the Closing Date and substantially in the form of Exhibit F-1, stating that the conditions specified in Sections 6.1(a) and 6.1(b) of this Agreement have been satisfied.
(d)    Consents. The Consents marked with an asterisk on Schedule 3.3, Schedule 3.4 and Schedule 4.3 shall have been duly obtained, made or given (in the case of any Permit, by Final Order), shall be in full force and effect, and all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the transactions contemplated thereby (including under the HSR Act) shall have occurred. The Buyer Required Consents and the Seller Required Consents shall be reasonably satisfactory to Buyer.
(e)    No Injunctions; Condemnation Proceedings. On the Closing Date, there shall be no Laws or Permits that operate to restrain, enjoin or otherwise prevent or make illegal the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. No action or proceeding initiated by any Governmental Entity seeking an Order prohibiting the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement shall be pending.
(f)    Documents. Seller shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including pursuant to Section 2.6.

(g)    Assigned Contracts. Either (i) the written consent of each Counterparty to each Assigned Contract necessary for the assignment and assumption of each such Assigned Contract to Buyer has been obtained in accordance with Section 5.4(a); or (ii) if either Buyer waives the above condition in Section 6.1(g)(i) or Seller waives the condition in Section 6.2(g)(i) prior to Closing, Buyer and Seller shall have entered into back-to-back arrangements in accordance with Section 5.4(b) in form and substance reasonably satisfactory to Buyer.
(h)    Title Insurance Policies; Survey. Buyer shall have received the Title Insurance Commitments and the Surveys, and the Title Insurance Company shall be in a position, upon Closing, to issue the Title Insurance Policies as contemplated by Section 5.16(a), subject only to Permitted Liens.
(i)    Guaranty. The Guaranty, duly executed by Guarantor, shall remain in full force and effect.
(j)    Material Adverse Effect. No Material Adverse Effect shall have occurred, which has not been cured by Seller prior to the Closing Date.
(k)    Lease Terminations. Either (i) the Lease Termination Closing shall have occurred in respect of each Lease Termination Agreement and Buyer shall have received true and complete copies of the Lease Termination Bills of Sale, duly and validly executed by Seller and the Owner Lessors party thereto, together with other evidence reasonably satisfactory to Buyer with respect to the payment of the related indebtedness, or (ii) pursuant to one or more alternative agreements reasonably acceptable to Buyer, the four (4) Lease Participation Agreements, or any terms thereunder, shall have been terminated, amended or waived such that the consummation by Seller of the transactions contemplated hereunder do not contravene or violate any provision of the Lease Participation Agreements, and Buyer shall have received evidence, in form and substance reasonably satisfactory to Buyer, of the foregoing.
SECTION 6.2. Seller's Conditions Precedent. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to fulfillment to the reasonable satisfaction of Seller, at or prior to the Closing, of the following conditions, any one or more of which may be waived in writing by Seller in its sole discretion:

(a)    Representations and Warranties. The representations and warranties of Buyer set forth in Article IV hereof shall be true and correct in all material respects (except for representations and warranties that are qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date as though made on and as of such date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date.
(b)    Compliance with Agreements. The covenants, agreements and obligations required by this Agreement or any Ancillary Agreement to be performed and complied with by Buyer prior to or at the Closing Date shall have been performed and complied with in all material respects.

(c)    Certificate. Buyer shall execute and deliver to Seller a certificate of an authorized officer of Buyer, dated as of the Closing Date and substantially in the form of Exhibit G-1, stating that the conditions specified in Sections 6.2(a) and 6.2(b) of this Agreement have been satisfied.
(d)    Consents. The Consents marked with an asterisk on Schedule 3.3, Schedule 3.4 and Schedule 4.3 shall have been duly obtained, made or given (in the case of any Permit, by Final Order), shall be in full force and effect, and all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the transactions contemplated thereby (including under the HSR Act) shall have occurred. The Buyer Required Consents and the Seller Required Consents shall be reasonably satisfactory to Seller.
(e)    No Injunctions. On the Closing Date, there shall be no Laws or Permits that operate to restrain, enjoin or otherwise prevent or make illegal the consummation of the transactions contemplated by this Agreement. No action or proceeding initiated by any Governmental Entity seeking an Order prohibiting the consummation of the transactions contemplated by this Agreement shall be pending.
(f)    Documents. Buyer shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including pursuant to Section 2.7.
(g)    Assigned Contracts. Either (i) the written consent of each Counterparty to each Assigned Contract necessary for the assignment and assumption of each such Assigned Contract to Buyer has been obtained in accordance with Section 5.4(a); or (ii) if either Buyer waives the condition in Section 6.1(g)(i) or Seller waives the above conditions in Section 6.2(g)(i) prior to Closing, Buyer and Seller shall have entered into back-to-back arrangements in accordance with Section 5.4(b) in form and substance reasonably satisfactory to Seller.
(h)    Lease Terminations. Either (i) the Lease Termination Closing shall have occurred in respect of each Lease Termination Agreement and any obligations under the Lease Participation Agreements relating to the Acquired Assets shall have been terminated or irrevocably and unconditionally waived and shall have no further force or effect, or (ii) pursuant to one or more alternative agreements, the four (4) Lease Participation Agreements, or any terms thereunder, shall have been terminated, amended or waived such that the consummation by Seller of the transactions contemplated hereunder do not contravene or violate any provision of the Lease Participation Agreements.

ARTICLE VII
SURVIVAL; INDEMNIFICATION AND RELEASE
SECTION 7.1. Survival. Other than (a) Section 3.1 (Seller's Organization and Existence), Section 3.2 (Seller's Authorization), Section 3.18 (Seller's Brokers), Section 4.1 (Buyer's Organization and Existence), Section 4.2 (Buyer's Authorization) and Section 4.7 (Buyer's Brokers) (collectively, the “Designated Representations”), which shall survive indefinitely, (b) Section 3.15 (Seller's Taxes) and Section 4.12 (Buyer's Tax Matters), which shall survive until thirty (30) days after any applicable statute of limitations (including any extension thereof), and (c) Section 3.13 (Environmental Matters), which shall survive until the third (3rd) anniversary of the Closing Date, the representations and warranties of the Seller Parties and Buyer set forth in this Agreement and the Ancillary Agreements shall survive the Closing until the date that is eighteen (18) months after the Closing Date. The covenants and agreements of the Seller Parties and Buyer contained in this Agreement and the Ancillary Agreements that are to be performed prior to the Closing shall survive until the date this is eighteen (18) months after the Closing Date, and the covenants and agreements of the Seller Parties and Buyer contained in this Agreement and the Ancillary Agreements that are to be performed subsequent to the Closing shall expire in accordance with their terms. No claim for indemnification under Section 7.2 or 7.3 for breach of any representation, warranty, covenant or agreement may be made after the expiration of the applicable survival period under this Section 7.1; provided that if a written claim or written notice is duly given in good faith under this Article VII with respect to any claim for indemnification for breach of any such representation, warranty, covenant or agreement prior to the expiration of the applicable survival period set forth in this Section 7.1, the claim with respect to such alleged breach of such representation, warranty, covenant or agreement shall continue indefinitely until such claim is finally resolved pursuant to this Article VII.
SECTION 7.2. Indemnification by Seller.
(a)    From and after the Closing Date, subject to the other provisions of this Article VII, Seller agrees to indemnify Buyer, its Affiliates and their respective Representatives (collectively, the “Indemnified Buyer Entities”) and to hold each of them harmless from and against, any and all Damages suffered, paid or incurred by such Indemnified Buyer Entity and caused by or resulting from (i) any breach of any of the representations and warranties made by any Seller Party to Buyer in this Agreement or any Ancillary Agreement, (ii) any breach by any Seller Party of any of its covenants or agreements contained in this Agreement or any Ancillary Agreement, including, for the avoidance of doubt, any recapture of the Section 1603 Grant as a result of a breach by Seller of any of its covenants in Section 5.15 of this Agreement or (iii) any Excluded Liability.
(b)    The Indemnified Buyer Entities shall be entitled to indemnification with respect to (x) any claim pursuant to Section 7.2(a)(i) and (y) any claim arising from breach of covenant set forth in Section 5.2 by Seller in respect of compliance with Law or Permits pursuant to Section 7.2(a)(ii), in each case, only if:
(i)    the amount of Damages with respect to such claim (aggregating all Damages with respect to claims arising from substantially identical facts) exceeds the amount of $200,000 (any claim involving Damages equal to or less than such amount being referred to as a “De Minimis Claim”); and
(ii)    then only to the extent that the aggregate Damages to all Indemnified Buyer Entities, with respect to all claims for indemnification pursuant to Section 7.2(a)(i) (other than De Minimis Claims), exceed the amount of one percent (1%) of the Base Purchase Price (the “Deductible”), whereupon Seller shall be obligated to pay in full all such amounts (other than in respect of any De Minimis Claim) but only to the extent such aggregate Damages are in excess of the amount of the Deductible.

(c)    Notwithstanding anything to the contrary contained in this Section 7.2 (other than the immediately following sentence of this Section 7.2(c)), in no event shall the Indemnified Buyer Entities be entitled to aggregate Damages pursuant to Section 7.2(a)(i) in excess of the amount of twenty percent (20%) of the Base Purchase Price (the “Cap”). Notwithstanding anything in this Section 7.2 to the contrary, the De Minimis Claim threshold, the Deductible and the Cap shall not apply to any indemnification obligation of Seller pursuant to (i) Section 7.2(a)(i) arising out of or resulting from any breach of any Designated Representation or the representations and warranties contained in Section 3.15 (Taxes), (ii) Section 7.2(a)(ii) (other than for a breach of any covenant or agreement contained in Section 5.2) or (iii) Section 7.2(a)(iii); provided, however, that in all events Seller shall not be required to indemnify the Indemnified Buyer Entities pursuant to Section 7.2(a)(i) for Damages in excess of the Base Purchase Price.
SECTION 7.3. Indemnification by Buyer.
(a)    From and after the Closing Date, subject to the other provisions of this Article VII, Buyer hereby agrees to indemnify Seller, its Affiliates and their respective Representatives (collectively, the “Indemnified Seller Entities”) and to hold each of them harmless from and against, any and all Damages suffered, paid or incurred by such Indemnified Seller Entity and caused by or resulting from (i) any breach of any of the representations and warranties made by Buyer to Seller in this Agreement or any Ancillary Agreement, (ii) any breach by Buyer of any of its covenants or agreements contained in this Agreement, including, for the avoidance of doubt, any recapture of the Section 1603 Grant as a result of a breach by Buyer of any of its covenants in Section 5.15 of this Agreement, or (iii) any Assumed Liability.
(b)    The Indemnified Seller Entities shall be entitled to indemnification with respect to any claim pursuant to Section 7.3(a)(i) only if:
(i)    such claim (aggregating all Damages with respect to claims arising from substantially identical facts) is not a De Minimis Claim; and
(ii)    then only to the extent that the aggregate Damages to all Indemnified Seller Entities with respect to all claims for indemnification pursuant to Section 7.3(a)(i) (including all De Minimis Claims) exceed the Deductible, whereupon Buyer shall be obligated to pay in full all such amounts (other than in respect to any De Minimis Claims) but only to the extent such aggregate Damages are in excess of the amount of the Deductible.
(c)    Notwithstanding anything to the contrary contained in this Section 7.3 (other than the immediately following sentence of this Section 7.3(c)), in no event shall the Indemnified Seller Entities be entitled to aggregate Damages pursuant to Section 7.3(a)(i) in excess of the Cap. Notwithstanding anything in this Section 7.3 to the contrary, the De Minimis Claim threshold, the Deductible and the Cap shall not apply to any indemnification obligation of Buyer pursuant to (i) Section 7.3(a)(i) arising out of or resulting from any breach of any Designated Representation or the representation and warranty contained in Section 4.12 (Tax Matters), (ii) Section 7.3(a)(ii) and (iii) Section 7.3(a)(iii); provided, however, that in all events Buyer shall not be required to indemnify the Indemnified Seller Entities pursuant to Section 7.3(a)(i) for Damages in excess of the Base Purchase Price.

SECTION 7.4. Indemnification Procedures.
(a)    If an Indemnified Buyer Entity or an Indemnified Seller Entity (each, an “Indemnified Entity”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under Article VII or Section 5.1(c) (whether or not the amount of Damages relating thereto is then quantifiable), such Indemnified Entity shall assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to the party from which indemnification is sought (the “Indemnifying Party”) (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person not a party to this Agreement or affiliated with any such party (a “Third Party”), within ten (10) Business Days following receipt of notice of such Claim by such Indemnified Entity, or (ii) if the event or occurrence giving rise to such action or claim for indemnification is not, or does not relate to, a Claim brought by a Third Party, within thirty (30) days after the discovery by the Indemnified Entity of the circumstances giving rise to such Claim for indemnity. Each Claim Notice shall describe the claim in reasonable detail. The failure by the Indemnified Entity to so notify, or any delay by the Indemnified Entity in notifying, the Indemnifying Party shall not relieve the Indemnifying Party of any indemnification obligation hereunder except to the extent that the defense of such Claim is materially prejudiced by such failure to give, or delay in giving, such notice.
(b)    If any claim or demand by an Indemnified Entity under Article VII or Sections 5.1(c), 5.3(c)(ii), 5.14(k), 5.16(b) or 5.18(a) relates to a claim filed or made against an Indemnified Entity by a Third Party, the Indemnifying Party may elect at any time to negotiate a settlement or a compromise of such claim or to defend such claim, in each case at its sole cost and expense and with its own counsel, if (i) the Indemnifying Party provides written notice to the Indemnified Entity that the Indemnifying Party intends to undertake such defense, (ii) the Indemnifying Party conducts the defense of the third-party claim actively and diligently with counsel reasonably satisfactory to the Indemnified Entity, and (iii) if the Indemnifying Party is a party to the proceeding, the Indemnifying Party or the Indemnified Entity has not reasonably determined in good faith that joint representation would be inappropriate because of a conflict of interest.
(c)    Except with the prior written consent of the Indemnified Entity, such consent not to be unreasonably withheld, conditioned or delayed, no Indemnifying Party shall settle or compromise any third-party claim or permit a default judgment or consent to an entry of judgment unless such settlement, compromise or judgment (i) relates solely to money damages, (ii) provides for a full, unconditional and irrevocable release of the Indemnified Entity with respect to the claim(s) being settled and (iii) does not contain any admission or finding of wrongdoing on behalf of the Indemnified Entity. If, within twenty (20) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third Party claim the Indemnifying Party does not elect to defend such Third Party claim, such Indemnified Entity may (subject to the Indemnifying Party's continuing right of election in subpart (b) of this Section 7.4), at its option, defend, settle or otherwise compromise or pay such claim; provided, that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. Unless and until the Indemnifying Party makes an election in accordance with this Section 7.4(c) to defend, settle or compromise such claim, all of the Indemnified Entity's reasonable costs and expenses arising out of the defense, settlement or compromise of any such claim shall be Damages subject to indemnification hereunder to the extent provided herein. Subject to Section 5.5, each Indemnified Entity shall make available to the Indemnifying Party all information reasonably available to such Indemnified Entity relating to such claim (other than materials, if any, subject to attorney-client or attorney-work product privilege). In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim. The Party in charge of the defense shall keep the other Parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the Indemnifying Party elects to defend any such claim, then the Indemnified Entity shall be entitled to participate in such defense with separate counsel reasonably acceptable to the Indemnifying Party, at such Indemnified Entity's sole cost and expense (except where there is a conflict of interest that makes it inappropriate for the same counsel to represent both the Indemnified Entity and the Indemnifying Party).
SECTION 7.5. General.
(a)    No Indemnified Entity shall be obligated in connection with any claim for indemnification under this Article VII or Sections 5.1(c), 5.3(c)(ii), 5.14(k), 5.16(b) or 5.18(a) to take any action to obtain any insurance proceeds available to it with regard to the applicable claims or to recover any amounts to which it may be entitled in respect of the applicable claims pursuant to contractual or other indemnification rights that the Indemnified Entity may have against Third Parties. If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Party in respect of Damages and shall subsequently receive insurance proceeds or other amounts in respect of such Damages, then such Indemnified Entity shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds or other amounts actually received to the extent such amount would give rise to a double recovery by such Indemnified Entity.
(b)    Subject to Section 7.5(a), each Indemnified Entity shall be obligated in connection with any claim for indemnification under this Article VII to use commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages, including not undertaking, or soliciting or importuning any Government Entity to require any correction, investigation, monitoring, removal, remediation or other similar affirmative commitments unless, (i) as determined in the reasonable opinion of counsel to such Indemnified Entity, such action is affirmatively required by Law, including Environmental Laws, or (ii) such action is required in response to an imminent threat to human health or the environment.
(c)    For the sole purpose of determining the amount of Damages (and not for determining whether or not any breaches of representations or warranties have occurred hereunder), each representation or warranty set forth in this Agreement that is qualified by materiality, including by reference to Material Adverse Effect, shall be deemed to have been made without any such qualification for purposes of this Article VII.
(d)    Subject to the rights of any insurance carriers, the Indemnifying Party shall be subrogated to any right of action that the Indemnified Entity may have against any other Person (other than any insurance carriers) with respect to any matter giving rise to a claim for indemnification hereunder.

(e)    The indemnification provided in this Article VII shall be the exclusive post-Closing remedy available to any Party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement, except as otherwise expressly provided in this Agreement or any Ancillary Agreement (including Section 7.7(a) or in cases of fraud).
(f)    If any fact, circumstance or condition forming a basis for a claim for indemnification under this Article VII shall overlap with any fact, circumstance, condition, agreement or event forming the basis of any other claim for indemnification under this Article VII, there shall be no duplication in the calculation of the amount of the Damages. In addition, neither Seller nor Buyer shall have any liability under this Article VII for Damages relating to matters to the extent included in the calculation of the Capital Expenditures Adjustment or the PPA Termination Adjustment (other than the failure to pay amounts (if any) that become due and payable by Seller pursuant to Section 2.2) in accordance with the terms of Section 2.2.
(g)    An Indemnifying Party shall not be required to indemnify an Indemnified Entity to the extent of any Damages that a court of competent jurisdiction or arbitrator shall have determined by final, non-appealable judgment to have resulted from the fraud, gross negligence or willful misconduct of the Indemnified Entity seeking indemnification or its officers, directors, employees or Affiliates.
SECTION 7.6. “As Is” Sale; Release.
(a)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR IN ANY ANCILLARY AGREEMENT, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL WITH RESPECT TO, (I) THE ACQUIRED ASSETS, THE ASSIGNED CONTRACTS OR ANY PART THEREOF AND (II) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE ACQUIRED ASSETS, THE ASSIGNED CONTRACTS, PRICE AND EXPENSE ASSUMPTIONS, FINANCIAL PROJECTIONS OR FORECASTS, ELECTRICITY DEMAND FORECASTS, OR ENVIRONMENTAL INFORMATION OR ANY OTHER INFORMATION FURNISHED TO BUYER BY SELLER OR ANY AFFILIATE OF SELLER OR ANY REPRESENTATIVE THEREOF) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER HAS NOT EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH PROMISE, REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN.
(b)    EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN ANY ANCILLARY AGREEMENT (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III), SELLER'S INTERESTS IN THE

ACQUIRED ASSETS AND THE ASSIGNED CONTRACTS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED ASSETS OR THE ASSIGNED CONTRACTS, PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS RELATED TO THE FACILITIES AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III), SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO (I) THE CONDITION OF THE ACQUIRED ASSETS (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES IN OR ON, OR DISPOSED OR DISCHARGED FROM, THE ACQUIRED ASSETS) OR (II) ANY INFRINGEMENT BY SELLER OR ANY OF ITS AFFILIATES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY THIRD PARTY. BUYER HAS AGREED NOT TO RELY ON ANY REPRESENTATION MADE BY SELLER WITH RESPECT TO THE CONDITION, QUALITY, OR STATE OF THE ACQUIRED ASSETS AND THE ASSIGNED CONTRACTS EXCEPT FOR THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, BUT RATHER, AS A SIGNIFICANT PORTION OF THE CONSIDERATION GIVEN TO SELLER FOR THIS PURCHASE AND SALE, HAVE AGREED TO RELY SOLELY AND EXCLUSIVELY UPON ITS OWN EVALUATION OF THE ACQUIRED ASSETS AND THE ASSIGNED CONTRACTS, EXCEPT AS PROVIDED HEREIN. THE PROVISIONS CONTAINED IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III) ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN BUYER AND SELLER AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION, OR STATE OF THE ACQUIRED ASSETS OR THE ASSIGNED CONTRACTS WERE MADE BY SELLER IN THE INDUCEMENT THEREOF, EXCEPT AS PROVIDED HEREIN. EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III), SELLER SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER RESULTING FROM THE DISTRIBUTION TO BUYER, OR BUYER'S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 7.7. Right to Specific Performance; Certain Limitations. Notwithstanding anything in this Agreement to the contrary:
(a)    Without limiting or waiving in any respect any rights or remedies of a Party under this Agreement now or hereafter existing at Law, in equity or by statute, each of the Parties hereto shall be entitled to specific performance of the obligations to be performed by the other Parties in accordance with the provisions of this Agreement;
(b)    No Representative, Affiliate of, or direct or indirect equity owner in Seller (except the Guarantor) shall have any personal liability to Buyer or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement and no Representative, Affiliate of, or indirect equity owner in Buyer shall have any personal liability to Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Buyer in this Agreement; and
(c)    Notwithstanding anything in this Agreement to the contrary, no Party or its Affiliates, or their respective Representatives shall be liable for special, punitive, exemplary, consequential or indirect damages, whether based on contract, tort, strict liability, other law or otherwise and whether or not arising from the other Party's or its Affiliates', or any of their respective officers', directors', employees' or Representatives' sole, joint or concurrent negligence, strict liability or other fault, for any matter relating to this Agreement and the transactions contemplated hereby (“Non-Reimbursable Damages”); provided: (i) any amounts payable to third parties pursuant to a third-party claim shall not be deemed to constitute Non-Reimbursable Damages and (ii) that none of the following shall be deemed to constitute Non-Reimbursable Damages: in the circumstances of an indemnifiable event by Seller pursuant to Section 7.2 which causes a forced outage of, or renders the Buyer unable to operate, any of the Acquired Assets and as a result thereof Buyer purchases substitute electric energy, capacity or any similar product during periods which Buyer otherwise would have dispatched such Acquired Assets but for such forced outage or other event, the costs of such purchases shall not be deemed to constitute Non-Reimbursable Damages and shall be eligible for inclusion in the calculation of Damages hereunder so long as (A) Buyer complies with its mitigation obligations pursuant to Section 7.5(b) and (B) any related net benefits to Buyer (such as an incremental ability of Buyer to dispatch the affected Acquired Asset after the end of such forced outage or other event) also be taken into account in connection with such calculation.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
SECTION 8.1. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by either Buyer or Seller if the Closing shall not have occurred within twelve (12) months after the date of this Agreement; provided that such date shall be extended for an additional six (6) months if, as of such later date, one or more Permits required to consummate the Closing pursuant to Article VI has not yet been obtained or made and, as a result thereof, the Closing has not occurred (the “Outside Date”) provided, that Buyer cannot terminate under this Section 8.1(a) if the failure of the Closing to occur is the result of a material breach by Buyer of any of its representations, warranties, covenants or agreements hereunder and Seller cannot terminate this Agreement under this Section 8.1(a) if the failure of the Closing to occur is the result of a material breach by Seller of any of its representations, warranties, covenants or agreements hereunder;

(b)    by Buyer if (i) Seller shall have breached any of the representations, warranties, covenants or agreements contained in this Agreement to be complied with by Seller such that the closing condition set forth in Section 6.1(a) or (b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Seller contained in this Agreement such that the closing condition set forth in Section 6.1(a) would not be satisfied; provided, in the case of (i) or (ii), that such breach is not cured by Seller within thirty (30) days after Seller receives written notice of such breach from Buyer;
(c)    by Seller if (i) Buyer shall have breached any of the representations, warranties, covenants or agreements contained in this Agreement to be complied with by Buyer such that the closing condition set forth in Section 6.2(a) or (b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied; provided, in the case of (i) or (ii), that such breach is not cured by Buyer within thirty (30) days after Buyer receives written notice of such breach from Seller;
(d)    by Buyer or Seller (as applicable) to the extent contemplated by Section 5.9, Section 5.10, Section 5.16(b) or Section 5.24(d), by written notice to the other Party in accordance with such Section;
(e)    by Buyer, on the one hand, or Seller, on the other hand, in writing if there shall be in effect a nonappealable Order prohibiting, enjoining, restricting or making illegal the transactions contemplated by this Agreement; or
(f)    by mutual written agreement of Buyer and Seller.
SECTION 8.2. Effect of Termination. If this Agreement is terminated as permitted by Section 8.1, such termination shall be without liability of any Party (or any Party's Affiliates or Representatives), except liability for any breach of any covenants or other agreements under this Agreement prior to such termination, or under the following provisions, which shall also survive termination: Section 5.5, Section 5.6, Article VIII and Article IX.
ARTICLE IX
MISCELLANEOUS
SECTION 9.1. Notices. All notices, requests and other communications hereunder shall be in writing (including wire or similar writing) and shall be sent, delivered mailed or addressed:
(a)    if to Buyer, to:
NorthWestern Corporation
208 N. Montana Avenue, Suite 205
Helena, Montana 59601
Attention: General Counsel
Email: heather.grahame@northwestern.com

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
Attention: Lance Brasher
Email: lance.brasher@skadden.com
(b)    if to Seller, to:
PPL Montana, LLC
c/o PPL Services Corporation
Office of General Counsel
Two North Ninth Street
Allentown, Pennsylvania 18101
Attention: General Counsel
Email: rjgrey@pplweb.com
with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Brian Chisling, Esq.
Email: bchisling@stlbaw.com
Each such notice, request or other communication shall be given (i) by mail (postage prepaid, registered or certified mail, return receipt requested), (ii) by hand delivery, (iii) by nationally recognized courier service or (iv) by email, receipt confirmed via reply of the intended recipient (other than an automatically generated response or confirmation) (with a confirmation copy to be sent by first class mail, hand delivery or nationally recognized courier service). Each such notice, request or communication shall be effective (x) if mailed, if delivered by hand or by internationally recognized courier service, when delivered at the address specified in this Section 9.1 (or in accordance with the latest unrevoked written direction from the receiving Party) and (y) if given by email, when such email is delivered to the address specified in this Section 9.1 (or in accordance with the latest unrevoked written direction from the receiving Party), and the appropriate confirmation is received; provided that notices received on a day that is not a Business Day or after 5:00 p.m. Eastern Time on a Business Day will be deemed to be effective on the next Business Day.
SECTION 9.2. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
SECTION 9.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Any facsimile or electronically transmitted copies hereof or signature hereon shall, for all purposes, be deemed originals.
SECTION 9.4. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Joint Defense Agreement and the Ancillary Agreements (together with any other agreements, appendices, exhibits, schedules and certificates referred to herein or therein, or delivered pursuant hereto or thereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof (including the Confidentiality Agreement, between PPL Corporation and Buyer, dated September 15, 2012, as supplemented by the certain letter agreement dated December 21, 2012 (collectively, the “Confidentiality Agreement”) except to the extent incorporated herein pursuant to Section 5.5). The terms and provisions of this Agreement are intended solely for the benefit of the Parties, their respective successors or permitted assigns and any Person benefiting from the indemnities provided herein, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person. For the avoidance of doubt, the Financing Sources shall be deemed to be third-party beneficiaries of Sections 9.6 and 9.12 of this Agreement and PPL EPlus shall be deemed to be a third-party beneficiary of Sections 2.1, 2.2, 2.7 and 5.21 of this Agreement . Any provision of this Agreement to which the Financing Sources are third-party beneficiaries shall not be modified without the consent of the Financing Sources.
SECTION 9.5. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York.
SECTION 9.6. Consent to Jurisdiction; Waiver of Jury Trial.
(a)    Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, including any Financing Claim. Any Financing Claim shall be governed by and construed in accordance with in the Laws of the State of New York.
(b)    Each of the Parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby (including any Financing Claim) in (i) the United States District Court for the Southern District of New York or (ii) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding (including any Financing Claim) brought in any such court has been brought in an inconvenient forum.

(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY FINANCING CLAIM).
SECTION 9.7. Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties; provided that Buyer may transfer its rights and obligations under this Agreement to an affiliated partnership or corporation for purposes of having such partnership or corporation take ownership of the Acquired Assets and the assignment of the Assigned Contracts so long as the assignee is not a Disqualified Owner and Buyer remains jointly and severally obligated to satisfy all of Buyer's obligations under the terms of this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 9.7 shall be null and void, ab initio.
SECTION 9.8. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
SECTION 9.9. Construction.
(a)    Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Schedules, Appendices and Attachments shall be deemed references to Articles and Sections of, and Exhibits, Schedules, Appendices and Attachments to, such Agreement. References to this Agreement shall include a reference to all Schedules, as the same may be amended, modified or supplemented from time to time in accordance with this Agreement.
(b)    A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb). References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. All references to a particular entity shall include a reference to such entity's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement. References to any agreement (including this Agreement), document or instrument shall mean a reference to such agreement, document or instrument as the same may be amended, modified, supplemented or replaced from time to time. References to “or” shall be deemed to be disjunctive but not necessarily exclusive (i.e., unless the context dictates otherwise, “or” shall be interpreted to mean “or” rather than “either/or”). “Shall” and “will” mean “must”, and shall and will have equal force and effect and express an obligation. “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form.

(c)    Time is of the essence in this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Relative to the determination of any period of time, “from” means “including and after,” “to” means “to but excluding” and “through” means “through and including.”
(d)    All accounting terms used herein and not expressly defined shall have the meanings given to them under, and all accounting determinations hereunder shall be made in accordance with, GAAP.
(e)    Each Party acknowledges that this Agreement was negotiated by it with the benefit of representation by legal counsel, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.
(f)    In the event of any conflict between the provisions of this Agreement and those of any Exhibit or Schedule, the provisions of this Agreement shall prevail.
SECTION 9.10. Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of Buyer and Seller. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.
SECTION 9.11. Schedules and Exhibits. Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are made a part of this Agreement. Any disclosure in any Party's Schedule under this Agreement corresponding to and qualifying a specific numbered paragraph shall be deemed to correspond to and qualify any other numbered paragraph relating to such Party to which the applicability of the disclosure is readily apparent. Certain information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.
SECTION 9.12. Waiver of Claims Against Financing Sources. None of the Financing Sources will have any liability to Seller or its Affiliates relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither Seller nor any of its Affiliates will have any rights or claims against any of the

Financing Sources hereunder or thereunder. In no event shall Seller be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

PPL Montana, LLC

By:	/s/ David G. DeCampli
Name:	David G. DeCampli
Title:	President

NorthWestern Corporation

By:	/s/ Robert C. Rowe
Name:	Robert C. Rowe
Title:	President and Chief Executive Officer

Appendix A
As used in the Agreement, the following terms have the following meanings:
“Acquired Assets” has the meaning set forth in Section 2.1(a).
“Actual Adjustment Amount” has the meaning set forth in Section 2.2(b).
“Actual Capital Expenditures Adjustment” has the meaning set forth in Section 2.2(b).
“Actual PPA Termination Adjustment” has the meaning set forth in Section 2.2(b).
“Actual Prorated Amount” has the meaning set forth in Section 2.4(c).
“Adjustment Statement” has the meaning set forth in Section 2.2(b).
An “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company.
“Affiliate Services” has the meaning set forth in Section 3.9(e).
“Agreement” has the meaning set forth in the Preamble.
“Ancillary Agreements” means the Guaranty, the Deeds, each Bill of Sale, the Assignment and Assumption Agreement, the Post-Closing Confidentiality Agreement, the Transition Services Agreement and the other documents and agreements to be delivered pursuant to this Agreement.
“Antitrust Authorities” has the meaning set forth in Section 5.7(c)(i).
“Assigned Contracts” has the meaning set forth in Section 2.1(a)(v).
“Assigned Intellectual Property” has the meaning set forth in Section 2.1(a)(vii).
“Assigned Transmission Contract” means that certain Service Agreement for Firm Point-To-Point Transmission Service (OASIS #73540975), dated November 1, 2010, by and between Buyer and PPL EPlus, as assignee of Seller, pursuant to that certain Service Agreement for the Resale, Reassignment or Transfer of Point-To-Point Transmission Service (OASIS #74322926), dated November 1, 2010, between Buyer and PPL EPlus.
“Assumed Claims Liabilities” means (a) fifty percent (50%) of the reasonable legal fees and out of pocket expenses reasonably incurred by (i) Buyer and its Affiliates and (ii) Seller and its Affiliates, in the aggregate, in respect of the period after the Closing Date (provided that, if the Closing Date occurs, such period shall be deemed to commence on the date of this Agreement), in connection with the Claims described in item 1 on Schedule 3.6(a) and (b) all Liabilities (other than any legal fees or expenses) with respect to the Claims described in items 1 and 2 on Schedule 3.6(a) arising from or relating to the ownership, operation or use of the Facilities or other Acquired Assets with respect to any period after the Closing Date.
“Assumed Liabilities” has the meaning set forth in Section 2.1(c).
“Base Purchase Price” has the meaning set forth in Section 2.1(e).
“Benefit Plans” has the meaning set forth in Section 3.11(a).
“Bill of Sale” means one or more bills of sale and agreements by which the title to the Acquired Assets comprised of personal property shall be conveyed by Seller to Buyer, and by which Seller shall assign to Buyer the Acquired Assets (including the Assigned Contracts) and Buyer shall assumed the assumed Liabilities substantially in the form attached hereto as Exhibit C.
“Black Eagle Plant” has the meaning set forth in the Recitals.
“Books and Records” means books, records, property Tax Returns, property Tax workpapers, files, documents, instruments, papers, correspondence, journals, deeds, licenses, supplier, contractor and subcontractor lists, annual operating plans, monthly operating reports, operating logs, operations and maintenance records, pending purchase orders, current safety and maintenance manuals, incident reports, injury reports, engineering design plans, blue prints and as-built plans, records drawings, drawings, specifications, test reports, quality documentation and reports, third-party environmental studies, analyses, reports and records, hazardous waste disposal records, personnel records, training records, procedures and similar items, in each case, in all formats in which they are reasonably and practically available, including electronic, where applicable; in each case, in the possession of Seller or its Affiliates and to the extent relating primarily to the Acquired Assets, the Scheduled Employees, the Facilities (including books and records relating to resource coordination and operation of any Facility), the Transferred Permits and the Assigned Contracts; but shall not include: (i) documents or files relating to employees who are not Transferred Employees, (ii) employee documents or files afforded confidential treatment under any applicable Laws, except to the extent the affected employee consents in writing to the disclosure of the same to Buyer, (iii) all records prepared in connection with the sale of the Acquired Assets (including bids received from third parties and analyses relating to the Acquired Assets), (iv) financial records or projections relating to the Acquired Assets, (v) books, records or other documents of Seller or its Affiliates related to corporate compliance matters not primarily developed for the Acquired Assets, (vi) organizational documents (including minute books) of Seller or (vii) materials, the disclosure of which, would constitute a waiver of attorney-client or attorney-work product privilege.
“Budgeted Capital Expenditures” means for the Interim Period, the budgeted amount of capital expenditures for the Facilities set forth on Schedule 1.1(a) with respect to the Interim Period, which for purposes of clarification shall not include allocations of any indirect costs or overhead, subject to daily proration for the applicable monthly budget for the initial month and the month in which the Closing occurs, as may be amended by Seller at any time during the Interim Period subject to Buyer's written approval (which approval shall not be unreasonably withheld, conditioned or delayed).
“Business Day” means any day, other than Saturday, Sunday or any other day on which commercial banks located in the State of New York are required by Law to be closed.
“Buyer” has the meaning set forth in the Preamble.
“Buyer's 401(k) Plan” has the meaning set forth in Section 5.14(j).
“Buyer's Montana Transmission Tariff” means the Northwestern Corporation (Montana) FERC Electric Tariff Volume No. 5 - Open Access Transmission Tariff.
“Buyer Required Consents” means the Permits and Consents specified in Schedule 4.3.
“Cap” has the meaning set forth in Section 7.2(c).
“Capital Expenditures Adjustment” means, as of any date, the Facilities Capital Expenditures minus the Budgeted Capital Expenditures, which amount may be a positive or negative number.
“Casualty Loss” has the meaning set forth in Section 5.9(a).
“CBA” has the meaning set forth in Section 5.14(b).
“Claim” means any demand, complaint, claim, action, legal proceeding (whether at Law or in equity), investigation, arbitration, hearing, audit or suit commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity.
“Claim Notice” has the meaning set forth in Section 7.4(a).
“Closing” has the meaning set forth in Section 2.5.
“Closing Date” has the meaning set forth in Section 2.5.
“COBRA” means Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA and any similar state local Law.
“Cochrane Plant” has the meaning set forth in the Recitals.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commitment Letter” means that certain Commitment Letter, dated as of September 26, 2013, among Buyer, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. in respect of a $900,000,000 Senior Bridge Term Loan Credit Facility.

“Condemnation Value” has the meaning set forth in Section 5.10(a).
“Confidentiality Agreement” has the meaning set forth in Section 9.4.
“Consent” means consents, authorizations, approvals, releases, waivers, estoppel certificates, and any similar agreements or approvals by, or registrations, notices, declarations, filings with, the applicable Person.
“Continuing Support Obligation” has the meaning set forth in Section 5.3(c).
“Contract” means any contract, lease, sublease, use or occupancy agreement, license (other than a Permit), evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.
“Counterparty” has the meaning set forth in Section 5.4(a).
“CSKT” means the Confederated Salish and Kootenai Tribes of the Flathead Reservation.
“Damages” means any and all claims, injuries, lawsuits, liabilities, losses, damages, judgments, fines, interest, Taxes, penalties, deficiencies, costs and expenses, including the reasonable fees and disbursements of counsel and experts (including reasonable fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing. For all purposes in this Agreement the term “Damages” does not include any Non-Reimbursable Damages.
“Data Site” means the “Mustang Round 2” electronic data site established and maintained by one or more of Seller or its Affiliates at www.datasite.merrillcorp.com.
“De Minimis Claim” has the meaning set forth in Section 7.2(b)(i).
“Deductible” has the meaning set forth in Section 7.2(b)(ii).
“Deeds” means the form of deeds acceptable for recording in the applicable land records office by which the Owned Real Property shall be conveyed by Seller to Buyer, substantially in the forms attached hereto as Exhibit B.
“Designated Representations” has the meaning set forth in Section 7.1.
“Disqualified Owner” means (i) the U.S. federal or any state or local government, or any political subdivision, agency or instrumentality thereof; an organization that is described in section 501(c) of the Code and is exempt from tax under section 501(a) of the Code; or an entity referred to in section 54(j)(4) of the Code; (ii) a partnership or pass-thru entity that has a person described in clause (i) as a direct or indirect partner (or other holder of an equity or profits interest) unless such person only owns an indirect interest in the Rainbow Redevelopment Property through an entity taxable as a corporation for U.S. federal income tax purposes; or (iii) a foreign person or entity unless it is a foreign person or entity that qualifies for the exception in section 168(h)(2)(B) of the Code.
“Easements” means all easements, rights of way, permits, prescriptive rights and other ways of necessity, whether or not of record, relating to real property.
“Environmental Law” means any Law relating to pollution control or the protection of the environment, including:
(a)    (i) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., (ii) the Solid Waste Disposal Act, §§ 6901 et seq., (iii) the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., (iv) the Clean Air Act, 42 U.S.C. §§ 7401 et seq., (v) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1471 et seq., (vi) the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq. and (vii) the Safe Drinking Water Act, 42 U.S.C. §§ 300f-300j;
(b)    such Laws imposing requirements pertaining to (i) any Hazardous Substance, (ii) the manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release or threatened Release of any Hazardous Substance, (iii) reporting, licensing, permitting, or investigation in connection with such activities or (iv) any abatement, removal, remedial, corrective or other corrective action in connection with any Hazardous Substance; and
(c)    such Laws imposing requirements pertaining to the protection of health or safety of employees or the public.
“Environmental Liabilities” means all Liabilities involving or arising out of the operation of the Acquired Assets and arising out of or resulting from or relating to any Environmental Law or any Hazardous Substance.
“Environmental Permits” has the meaning set forth in Section 3.13(a).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 3.11(a).
“Estimated Adjustment Amount” has the meaning set forth in Section 2.2(a).
“Estimated Capital Expenditures Adjustment” has the meaning set forth in Section 2.2(a).
“Estimated PPA Termination Adjustment” has the meaning set forth in Section 2.2(a).
“Estimated Prorated Amount” has the meaning set forth in Section 2.4(b).

“Estimated Proration Adjustment Amount” has the meaning set forth in Section 2.4(b).
“Excluded Assets” has the meaning set forth in Section 2.1(b).
“Excluded Claims Liabilities” means all Liabilities arising in connection with or related to the Claims described in items 1 and 2 on Schedule 3.6(a) and the Claim described in item 9 on Schedule 3.6(a), to the extent such Liabilities do not constitute Assumed Claims Liabilities pursuant to this Agreement.
“Excluded Liabilities” has the meaning set forth in Section 2.1(d).
“Facilities” has the meaning set forth in the Recitals.
“Facilities Capital Expenditures” means the actual amount of capital expenditures for the Facilities which are budgeted on Schedule 1.1(a) and which are incurred by Seller during the Interim Period, which for purposes of clarification shall not include allocations of any indirect costs or overhead; provided that such amount shall (a) exclude any amounts spent in connection with (i) the restoration of any Casualty Loss pursuant to Section 5.9, (ii) the replacement of any asset taken by condemnation pursuant to Section 5.10 or (iii) any capital expenditure not contemplated under the Budgeted Capital Expenditures as of the date of this Agreement, but which may be performed by Seller pursuant to Section 5.2(a)(vii) on account of a requirement of applicable Law or applicable Permit arising during the Interim Period, and (b) be reduced by the amount of (i) any insurance proceeds and (ii) proceeds from the sale or exchange of any assets, in each case, received by Seller or its Affiliates in connection with any such capital expenditure.
“Facilities Employees” has the meaning set forth in Section 3.12(a).
“FERC” means the Federal Energy Regulatory Commission, any successor agency or any agency succeeding to its authority.
“FERC Approvals” means all Permits of the FERC described on Schedule 1.1(b).
“Final Order” means an action by a Governmental Entity that has not been reversed, enjoined, set aside, annulled or suspended and as to which (i) no request for stay of the action is pending, no such stay is in effect and if any time period is permitted by statute or regulation for filing any request for such stay, such time period has passed, (ii) no petition for rehearing of the action is pending and the time for filing any such petition or application has passed, (iii) such Governmental Entity does not have the action under reconsideration on its own motion, and (iv) no appeal to a court or a request for stay by a court of the Governmental Entity's action is pending or in effect and the deadline for filing any such appeal or request has passed; provided that, an order of any Governmental Entity granting approval of the transactions contemplated by this Agreement may be deemed a Final Order during the pendency of any reconsideration or rehearing, application or request for review, or notice of appeal or other judicial petition for review if Buyer's and Seller's respective regulatory counsel in good faith mutually agree that such proceedings are not reasonably likely to result in a reversal of such order.

“Financing” means the committed debt financings identified in the Commitment Letter and any other financings used by Buyer to provide the funds necessary to consummate the transaction contemplated under this Agreement or any Ancillary Agreement.
“Financing Claim” means any Claim involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby or by the Ancillary Agreements, any commitment to provide the Financing, the Financing or the performance of services thereunder.
“Financing Marketing Period” means a period not to exceed twenty (20) consecutive days after which Buyer has received the information described in Section 5.19, which period shall commence upon delivery by Buyer of written notice (at its election, on no more than one occasion) to Seller no later than two (2) Business Days prior to the date the Closing is scheduled to occur and provided all conditions set forth in Article VI have been satisfied (other than conditions by their terms satisfied at Closing, each of which is capable of being satisfied); provided, however, that (i) such period shall not include any day from and including November 25, 2013 through and including November 29, 2013, (ii) such period shall end prior to December 20, 2013 or commence after January 6, 2014, (iii) such period shall not include any day from and including June 30, 2014 through and including July 7, 2014, (iv) such period shall end on or prior to August 15, 2014 or commence after September 2, 2014 and (v) such period shall end on or prior to December 19, 2014 or commence after January 5, 2015.
“Financing Sources” means each of the Persons that have committed or will commit to provide or arrange or otherwise enter into agreements in connection with the Financing, any commitment to provide the Financing or any other financing in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, together with their respective Affiliates, and their respective Affiliates' officers, directors, employees, agents and representatives and their respective successors and assigns.
“Flexible Spending Account” means any health care or dependent day care flexible spending account provided to any Transferred Employee under the PPL Cafeteria Plan.
“FPA” shall mean the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles in the United States, as consistently applied by Seller and its Affiliates in accordance with their past practices.
“Governmental Entity” means any court, tribunal, arbitrator, authority, agency, commission, legislative body, official or other instrumentality of the United States or any foreign, state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over electric reliability or gas, electricity, power or other markets.
“Guarantor” means PPL Energy Supply, LLC.
“Guaranty” means the Guaranty of the Guarantor attached hereto as Exhibit A.
“Hauser Plant” has the meaning set forth in the Recitals.

“Hazardous Substance” means any substance or material listed, defined or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste or words of similar import under any Environmental Law, including petroleum, polychlorinated biphenyls, and friable asbestos, or any coal combustion materials or by-products.
“Hebgen Reservoir” has the meaning set forth in the Recitals.
“Holter Plant” has the meaning set forth in the Recitals.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor Law, and regulations and rules issued by the U.S. Department of Justice or the Federal Trade Commission pursuant to that act or any successor Law.
“HSR Approval” means, in respect of the transactions contemplated under this Agreement and the Ancillary Agreements, the termination or expiration of the applicable waiting period under the HSR Act.
“Indemnified Buyer Entity” has the meaning set forth in Section 7.2(a).
“Indemnified Entity” has the meaning set forth in Section 7.4(a).
“Indemnified Seller Entity” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.4(a).
“Independent Accounting Firm” means an independent accounting firm of national reputation that is selected by mutual agreement of Seller and Buyer or, if Seller and Buyer do not reach mutual agreement on the independent accounting firm to be selected within five (5) days after any Party first receives written notice from the other Parties requesting such mutual agreement in connection with a requirement for such Independent Accounting Firm under this Agreement, then by mutual agreement by Seller's and Buyer's respective accounting firms; provided, that if Seller's and Buyer's respective accounting firms do not reach mutual agreement on an independent accounting firm within five (5) days after such decision is referred to them for determination, then the independent accounting firm shall be selected by the American Arbitration Association pursuant to the then effective and applicable rules of the American Arbitration Association (with Seller, on the one hand, and Buyer, on the other hand, sharing equally the cost of such selection process).
“Insurance Policies” has the meaning set forth in Section 3.14(a).
“Intellectual Property” has the meaning set forth in Section 3.16.
“Interim Period” means the period beginning on the date hereof and ending at the Closing.
“Joint Defense Agreement” means that certain Joint Defense and Common Interest Agreement, dated as of September 24, 2013, between Buyer and Seller.

“Kerr Actual Conveyance Price” means the “actual Conveyance Price” pursuant to Section (C)(3)(c) and (d) of the Kerr FERC License.
“Kerr Claim” has the meaning set forth in Section 5.18(a).
“Kerr Conveyance Date” means the “Conveyance Date” as defined in the Kerr FERC License.
“Kerr Estimated Conveyance Price” means the “Estimated Conveyance Price” as defined in the Kerr FERC License.
“Kerr FERC License” means the joint hydroelectric operating license for the Kerr Plant, as amended, issued by FERC to Seller (as successor licensee to the Montana Power Company) and the CSKT, pursuant to the Order Approving Settlement and Issuing License, Docket No. 84-12-001, 32 FERC ¶ 61,070 (July 17, 1985).
“Kerr True-Up Amount” means, as of the Kerr Conveyance Date, (a) the Kerr Estimated Conveyance Price minus (b) the amount set forth in Schedule 1.1(c), the result of which may be either a positive or negative number.
“Kerr Plant” has the meaning set forth in the Recitals.
“Knowledge” means, (i) in the case of Seller and its Affiliates, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 2(a), and (ii) in the case of Buyer, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 2(b); provided that each individual listed on Schedule 2(a) or Schedule 2(b) shall be deemed to have actual knowledge of any matter of which such individual has received written notice.
“Law” means, with respect to any Person, any statute, law, standard, code, principle of common law, treaty, ordinance, rule, constitution, administrative interpretation, regulation, Order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity applicable to such Person or any of its respective properties or assets, as amended from time to time.
“Lease” has the meaning set forth in Section 3.10(b).
“Lease Indenture Trustee” means The Bank of New York Mellon, as successor to The Chase Manhattan Bank, in its capacity as Lease Indenture Trustee under each Lease Participation Agreement.
“Lease Participation Agreement” means each of the four (4) Participation Agreements, dated as of July 13, 2000, among Seller, the Owner Lessor party thereto, the Owner Participant party thereto, Wilmington Trust Company, the Chase Manhattan Bank as trustee under the Lease Indenture and the Chase Manhattan Bank as trustee under the Pass Through Trust Agreement.
“Lease Termination Agreements” has the meaning set forth in Section 5.24(a).

“Lease Termination Bills of Sale” has the meaning set forth in Section 5.24(c).
“Lease Termination Closing” has the meaning set forth in Section 5.24(b).
“Leased Real Property” has the meaning set forth in Section 3.10(b).
“Liability” means any liability, indebtedness or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, due or to become due.
“Lien” means any charge, claim, lien, option, encumbrance, mortgage, deed of trust, pledge, assessment, lease, levy, security interest, equitable interest, Easement, restrictive covenant, encroachment, title imperfection, restriction on transfer, conditional sale or other title retention arrangement.
“Made Available” means, with respect to documents and materials, that such documents or materials have been posted to the Data Site or otherwise delivered to Buyer by Seller or its Representatives.
“Madison Plant” has the meaning set forth in the Recitals.
“Material Adverse Effect” means changes or events that, individually or collectively are materially adverse to the assets, liabilities, operations or financial condition of the Acquired Assets, taken as a whole, except for any such change or event resulting from or arising out of (a) changes in economic conditions generally or in the industries in which Seller operates the Facilities, whether international, national, regional or local, (b) changes in international, national, regional, state or local wholesale or retail markets (including market description or pricing) for energy, electricity, fuel supply or ancillary services, including those due to actions by competitors, (c) changes in general regulatory or political conditions, including any acts of war, civil unrest or terrorist activities (or similar activities) except to the extent resulting in damage to the Acquired Assets, (d) changes in international, national, regional, state or local electric transmission or distribution systems, including the operation or condition thereof, (e) any changes in the costs of commodities, services, equipment, materials or supplies, including fuel and other consumables, or changes in the price of energy, capacity or ancillary services, (f) strikes, work stoppages or other labor disturbances, (g) effects of weather or meteorological events, including climate change, (h) any change of Law, accounting standards or regulatory policy adopted or approved by any Governmental Entity or proposed by any Person, (i) changes or adverse conditions in the securities markets, including those relating to debt financing, interest rates or currency exchange rates, (j) the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, and (k) any actions specifically required to be taken or consented to pursuant to or in accordance with this Agreement; provided, in the case of clauses (c), (d), (f), (g) and (h), such changes or events do not disproportionately impact the Facilities relative to other electric power generating facilities located in the WECC service territory.
“Material Contracts” has the meaning set forth in Section 3.9(a).
“Material Warranties” has the meaning set forth in Section 3.8(d).

“Missouri-Madison Project” has the meaning set forth in the Recitals.
“Morony Plant” has the meaning set forth in the Recitals.
“MPC Closing Date” means December 17, 1999.
“MPSC” means the Montana Public Services Commission, any successor agency or any agency succeeding to its authority.
“MPSC Approvals” means all Permits of the MPSC described on Schedule 1.1(d).
“Mystic Plant” has the meaning set forth in the Recitals.
“NERC” means the North American Electric Reliability Corporation.
“Non-Assigned Contract” has the meaning set forth in Section 5.4(b).
“Non-Reimbursable Damages” has the meaning set forth in Section 7.7(c).
“Objectionable Title and Survey Matters” has the meaning set forth in Section 5.16(b).
“Off-Site Facilities Employees” has the meaning set forth in Section 3.12(a).
“Order” means any award, decision, injunction, judgment, order, writ, decree, rule, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.
“Organizational Documents” means with respect to any Person, the certificate or articles of incorporation, organization or formation and by-laws, the limited partnership agreement, the partnership agreement or the operating or limited liability company agreement, equity holder agreements and/or other organizational and governance documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.
“Outside Date” has the meaning set forth in Section 8.1(a).
“Owned Real Property” has the meaning set forth in Section 2.1(a)(i).
“Owner Lessor” means each of Montana OL1 LLC, Montana OL3 LLC and Montana OL4 LLC.
“Owner Participant” means each of Montana OP1 LLC, Montana OP3 LLC and Montana OP4 LLC.
“Party” or “Parties” means Seller and Buyer, individually, a “Party”, and collectively as the “Parties”.

“Permit” means any permit, certificate, license, franchise, consent, approval, registration, water right, or authorization issued, made or rendered by any Governmental Entity that possesses competent jurisdiction.
“Permit Applications” has the meaning set forth in Section 2.1(a)(iv).
“Permitted Encumbrance” has the meaning set forth in Section 5.16(b).
“Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or, prior to Closing, being contested in good faith by appropriate proceedings, (b) any mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like Lien arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or, prior to Closing, which is being contested in good faith through appropriate proceedings by Seller or its Affiliates, (c) any imperfection or irregularity of title, or zoning, planning, or other similar limitation or restriction, in each case, which does not, and would not reasonably be expected to, individually or in the aggregate, materially interfere with the use or operation of the Acquired Assets or any Facility as currently conducted, (d) all rights of condemnation, eminent domain or other similar rights of any Person, (e) as to the Leased Real Property only, the terms and conditions of the Leases with respect thereto, (f) as to any Owned Real Property or Leased Real Property, any occupancy agreement affecting such property which does not, and would not reasonably be expected to, materially interfere with the use or operation of such property as currently conducted, (g) all rights-of-way, easements, servitudes, restrictions, covenants and other similar non-monetary matters of record that do not, and would not reasonably be expected to, individually or in the aggregate, materially interfere with the use or operation of the Acquired Assets or any Facility as currently conducted, (h) any Lien to be released on or prior to Closing, (i) Permitted Encumbrances and (j) Liens disclosed on Schedule 1.1(e); provided that, with respect to items 2 through 23 on Schedule 1.1(e), such Liens do not, and would not reasonably be expected to, materially interfere with the use or operation of the Acquired Assets or any Facility as currently conducted.
“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Entity.
“Potential Undisclosed Environmental Liability” means any fact, condition, or circumstance not covered by the items in Schedule 3.13(a)(i), which (a) becomes known to the Buyer after the date of this Agreement, (b) Buyer reasonably believes may give rise to a material Environmental Liability which would reasonably be expected to constitute an Assumed Liability pursuant to this Agreement and (c) either (i) arises after the date of this Agreement or (ii) arose prior to the date hereof but is not disclosed on Schedule 3.13(a)(i); provided that, in no event shall any fact, condition or circumstance relating to the matters described in items 2 or 3 on Schedule 3.13(b) result in a Potential Undisclosed Liability.
“PPA Termination Adjustment” means, as of any date, an amount equal to the mark-to-market value of the Terminated PPAs, which shall be determined in accordance with Schedule 1.1(f), which amount may be a positive or negative number.

“PPL Cafeteria Plan” means item 1 on Schedule 3.11(a).
“PPL Corporation” means PPL Corporation, a corporation organized under the Laws of the commonwealth of Pennsylvania.
“PPL EPlus” has the meaning set forth in Section 2.1(a).
“Prepayments” means all advance payments, prepaid expenses (including rent), prepaid taxes, progress payments and deposits of Seller, and rights to receive prepaid expenses, deposits or progress payments relating to the ownership, operation and maintenance of the Acquired Assets, but not including any prepaid expenses or deposits attributable to Excluded Assets.
“Projections” has the meaning set forth in Section 4.10.
“Prorated Amount” means, (i) with respect to any Prorated Item that is a Prepayment, the amount allocable to the period on or after the Closing Date that was paid by Seller prior to the Closing Date, and (ii) with respect to any other Prorated Item, the amount (expressed as a negative number) allocable to the period prior to the Closing Date, whether or not then due and payable, which was not paid by Seller prior to the Closing Date and which represents an Assumed Liability, excluding, for the avoidance of doubt, any amount paid by Seller after the Closing Date directly to the applicable third party, in each case, prorated in accordance with the methodology specified in Schedule 2.4 with respect to such Prorated Item.
“Prorated Difference” has the meaning set forth in Section 2.4(c).
“Prorated Items” has the meaning set forth in Section 2.4(a).
“Purchase Price” has the meaning set forth in Section 2.1(e).
“Purchase Price Allocation” has the meaning set forth in Section 2.3(a).
“Rainbow Demolition Costs” means all costs and expenses incurred in connection with the demolition of the old powerhouse at the Rainbow Plant and any environmental remediation associated therewith; provided that Rainbow Demolition Costs shall exclude (a) all such costs and expenses primarily attributable to a change in Law occurring after the Closing Date, (b) all such costs and expenses primarily attributable to a casualty or similar event occurring after the Closing Date, (c) all such costs and expenses incurred after December 31, 2020 and (d) all such costs and expenses in respect of sub-surface environmental remediation or other sub-surface work.
“Rainbow Plant” has the meaning set forth in the Recitals.
“Rainbow Redevelopment Property” means the property eligible for the Section 1603 Grant in connection with the redevelopment and expansion of the Rainbow Plant.
“Release” or “Released” has the meaning set forth in 42 U.S.C. Section 9601(22).

“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers, sources of financing (including the Financing Sources) or consultants of a Person.
“Request Date” has the meaning set forth in Section 2.4(c).
“Restoration Cost” has the meaning set forth in Section 5.9(a).
“Retained Environmental Liabilities” means (a) all Environmental Liabilities relating to operations and activities of Seller unrelated to the Acquired Assets; (b) all Liabilities arising from any violation of applicable Environmental Law at or involving any of the Acquired Assets (i) during the period from the MPC Closing Date through the Closing Date, or (ii) at any time on or prior to the MPC Closing Date, to the extent that Seller has Knowledge of such violation and has not disclosed such violation to Buyer prior to the date hereof, including any such Liabilities arising with respect to the site on which the old powerhouse at the Rainbow Plant is located; (c) all Liabilities arising from the Release of any Hazardous Substance required to be remediated under Environmental Law at, from or in relation to the Acquired Assets (i) during the period from the MPC Closing Date through the Closing Date, to the extent caused by or attributable to Seller or its Affiliates (or their respective agents) or, to Seller's Knowledge, any other Person or (ii) at any time on or prior to the MPC Closing Date, to the extent Seller has Knowledge of such event or circumstance and has not disclosed such to Buyer prior to the date hereof, including any such Liabilities arising with respect to the site on which the old powerhouse at the Rainbow Plant is located; (d) all Liabilities arising from the off-site transportation, disposal, recycling or storage, or arrangement for same, of any Hazardous Substance, from the location of any Acquired Asset, including Liabilities related to remediation, natural resource damages, bodily injury or property damage, to the extent resulting from the actions of (i) any Person during the period from the MPC Closing Date through the Closing Date, or (ii) any Person on or prior to the MPC Closing Date, to the extent Seller has Knowledge of such action and has not disclosed such action to Buyer prior to the date hereof; (e) all Liabilities relating to any matters set forth in Schedule 1.1(g); and (f) (i) 50% of all Rainbow Demolition Costs in excess of $2,000,000, but equal to or less than $4,000,000 and (ii) all Rainbow Demolition Costs in excess of $4,000,000; provided, however, that any Liabilities arising out of or relating to the matters described at items 2 or 3 on Schedule 3.13(b) shall not constitute Retained Environmental Liabilities under this Agreement.
“Ryan Plant” has the meaning set forth in the Recitals.
“Scheduled Employees” has the meaning set forth in Section 3.12(a).
“Section 1603” means Section 1603 of Division B of the American Recovery and Reinvestment Act of 2009, P.L. 111-5.
“Section 1603 Grant” means the grant described in Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 in respect of the Rainbow Redevelopment Property.
“Section 1603 Program Guidance” means the “Program Guidance for Payments for Specified Energy Property in Lieu of Tax Credits under the American Recovery and Reinvestment

Act of 2009” promulgated by the United States Department of Treasury (including all amendments, checklists, FAQs and other guidance published therewith).
“Seller” has the meaning set forth in Preamble.
“Seller Marks” has the meaning set forth in Section 5.8.
“Seller Party” means Seller, the Guarantor, the Services Provider, PPL EPlus and each other Affiliate of Seller that is or will be a party to an Ancillary Agreement.
“Seller Required Consents” means the Permits and Consents of any Governmental Entity or any other Person specified in Schedule 3.3 and Schedule 3.4.
“Seller's 401(k) Plans” has the meaning set forth in Section 5.14(j).
“Services Provider” means Seller or any Affiliate of Seller reasonably acceptable to Buyer.
“Support Obligations” has the meaning set forth in Section 3.17.
“Surveys” has the meaning set forth in Section 5.16(a).
“Tax” or “Taxes” means any United States local, state or federal or foreign income, profits, franchise, withholding, ad valorem, gross receipts, windfall profits, value added, production, goods and services, harmonized sales, duty, license, escheat, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, real property, severance, excise and other taxes, charges, levies, fees, duties, customs, tariffs, imposts, obligations, charges or other assessments imposed by a Taxing Authority, including any interest, penalty or addition thereto.
“Tax Returns” means any return, report or similar statement (whether intangible, electronic or other form) required to be filed with respect to any Taxes (including any attached schedules, amendments, supplements, appendices and exhibits), including any information return, claim for refund, amended return and declaration of estimated Tax.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the assessment, determination or collection of such Tax for such entity or subdivision.
“Terminated Contracts” has the meaning set forth in Section 5.12(a).
“Terminated PPAs” means the Contracts listed on Schedule 5.12(a).
“Thermal Assets” has the meaning set forth in Section 2.1(b)(xi).
“Third Party” has the meaning set forth in Section 7.4(a).
“Thompson Falls Plant” has the meaning set forth in the Recitals.

“Title and Survey Objection Notice” has the meaning set forth in Section 5.16(b).
“Title Insurance Company” means Fidelity National Title Insurance Company or another nationally recognized title insurance company reasonably acceptable to Buyer.
“Title Insurance Commitment” has the meaning set forth in Section 5.16(a).
“Title Insurance Policy” has the meaning set forth in Section 5.16(a).
“Transfer Date” has the meaning set forth in Section 5.14(a).
“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges.
“Transferred Employee” has the meaning set forth in Section 5.14(a).
“Transferred Permits” has the meaning set forth in Section 2.1(a)(iii).
“Transition Service Cost Percentage” means 100% during the period of the first ninety (90) days after the Closing Date and 125% thereafter.
“Transition Services Agreement” has the meaning set forth in Section 5.12(b).
“Union” has the meaning set forth in Section 5.14(b).
“Union Employees” has the meaning set forth in Section 5.14(b).
“WARN” has the meaning set forth in Section 5.14(k).
“Water Rights” has the meaning set forth in Section 2.1(a)(iii).
“WECC” means the Western Electricity Coordinating Council.